Exhibit 99.3

Corporate governance	23

Corporate governance

1 The company

Transcom WorldWide S.A. (the “Company”) is a Luxembourg public limited liability company (Société Anonyme), the shares of which are listed and admitted to the NASDAQ OMX Stockholm Exchange. Corporate governance within the Company is based on the Luxembourg law and the listing requirements of the NASDAQ OMX Stockholm Exchange. The Company follows the ten principles of corporate governance of the Luxembourg Stock Exchange which came into effect on January 1, 2007, and which were amended in October 2009 (the “Ten Principles of Corporate Governance”).

2 Annual General Meeting of shareholders

Shareholders’ rights to decide on the affairs of the Company are exercised at the Annual General Meeting of the shareholders of the Company (the “Annual General Meeting”).

The Annual General Meeting is held in Luxembourg each year on the last Wednesday in May at 10am at the registered office of the Company or at such other place as may be specified in the notice convening the Meeting.

3 Board of Directors

3.1 Composition of the Board of Directors of the Company (“The Board of Directors”)

The Board of Directors of the Company comprises seven Non-Executive Directors. The members of the Board of Directors of the Company are: Henning Boysen (Chairman, born 1946, independent) who replaced William Walker as Chairman of the Board on January 27, 2012, Charles Burdick (born 1951, independent), Robert Lerwill (born 1952, independent), Torun Litzén (born 1967), Mia Brunell Livfors (born 1965), Roel Louwhoff (born 1964, independent) and Stefan Charette (born 1972).

Charles Burdick and Robert Lerwill were appointed Directors of the Board at the 2010 Annual General Meeting of Shareholders (AGM), held on May 26, 2010. The AGM re-elected William Walker, Henning Boysen, Torun Litzén, Mia Brunell Livfors, and Roel Louwhoff as Directors of the Board. Stefan Charette was appointed Director at the Extraordinary General Meeting of Shareholders (EGM) held on November 21, 2011. William Walker resigned from the position of Director and Chairman of the Board on January 27, 2012.

The independence criteria used by the Company in order to determine the independence of the members of its Board of Directors are those listed in Annex ii of the European Commission recommendations of February 15, 2005 on the role of Non-Executive Directors (and members of the Supervisory Board) of listed companies and on the committees of the Board (or Supervisory Board).

Summary curriculum vitae for each member of the Board of Directors of the Company and the list of other paid positions held by them in other listed companies is disclosed on pages 26–27.

3.2 The responsibility of the Board of Directors and work in 2011

In order to carry out its work more effectively, the Board of Directors has appointed a Remuneration Committee and an Audit Committee. These committees handle business within their respective areas and present recommendations and reports on which the Board of Directors may base its decisions and actions. The Board of Directors carried out its own evaluation and the evaluation of its committees in accordance with the Corporate Governance Charter of the Company. These evaluations have not led to any important changes in respect of the Board of Directors or the committees.

The Board of Directors has also adopted procedures for instructions and mandates issued to the Chief Executive Officer and Chief Financial Officer which delegate the day-to-day management of the Company to them.

The Board of Directors held ten Board meetings during 2011, of which four were physical meetings and six were held via conference calls. All Board members, plus the Chief Executive Officer and Chief Financial Officer, were present at each meeting.

3.3 Remuneration Committee

Membership of the Remuneration Committee consists of Henning Boysen (Chairman), Mia Brunell Livfors and Stefan Charette. The responsibilities of the Remuneration Committee include issues regarding salaries, pension plans, bonus programs and other employment terms of the Chief Executive Officer and senior management.

The Remuneration Committee held two meetings in 2011, via conference calls. All of the Remuneration Committee members attended all meetings.

3.4 Audit Committee

At a statutory Board meeting following the 2011 Annual General Meeting, the Board decided that the Audit Committee be comprised of Robert Lerwill, Charles Burdick and Torun Litzén. Robert Lerwill was elected as its Chairman.

The Audit Committee held nine meetings during 2011, of which six were physical meetings and three were held via conference calls. All of its members attended these meetings. The Audit Committee’s responsibility is to maintain the working relationship with the Company’s internal and external auditors, as well as to review the Group’s accounting and financial reporting procedures.

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Corporate governance	24

The Audit Committee focuses on ensuring quality and accuracy in the Company’s financial reporting, the internal controls within the Company, the qualification and independence of the auditors and the Company’s adherence to prevailing rules and regulations. Where applicable, it reviews transactions between the Company and related parties.

3.5 Nomination Committee

The Nomination Committee is composed of representatives of major shareholders in Transcom. The Nomination Committee is comprised of Cristina Stenbeck on behalf of Investment AB Kinnevik, Stefan Charette on behalf of Creades AB (publ), Tomas Ramsælv on behalf of Odin Funds and Caroline af Ugglas on behalf of Skandia Liv. Cristina Stenbeck was elected Chairman of the Nomination Committee for the 2012 Annual General Meeting. The composition of the Nomination Committee may be changed to reflect any changes in the shareholdings of the major shareholders during the nomination process.

The Nomination Committee will submit a proposal for the composition of the Board of Directors; remuneration for the Board of Directors and the auditor; and a proposal on the Chairman of the 2012 Annual General Meeting, which will be presented to the 2012 Annual General Meeting for approval.

The Nomination Committee met five times during 2011 and all of its members attended the meetings.

4 Management team

The Board of Directors has appointed an executive management team (the “Management Team”). A full list of its members is provided on pages 28-29.

5 Remuneration

The total amount of remuneration and other benefits granted directly or indirectly by the Company to the members of its Board of Directors is provided in note 24.

The total amount of remuneration and other benefits granted directly or indirectly by the Company to the members of its Management Team is provided in note 24.

The Company did not grant any loan to any member of its Board of Directors or to any member of the Management Team.

6 Major holdings

The Company’s share ownership is disclosed on page 30 under “The Transcom share and shareholders” section.

All other significant relationships between the Company and its major shareholders, insofar as it is aware of them, are described in note 29 “Related Party Transactions”.

7 Market abuse related considerations

The Company has adopted and applies an insider trading policy.

8 Internal control

The Board of Directors has overall responsibility for the Company’s and its subsidiaries’ (“the ’Group’’) internal control systems and for monitoring their effectiveness. Executive Directors and senior management are responsible for the implementation and maintenance of the internal control systems, which are subject to periodic review that is documented. An internal audit function reviews the internal controls throughout the Group. The Board of Directors monitors the ongoing process by which critical risks to the business are identified, evaluated and managed.

Each year the Audit Committee assesses the effectiveness of the Group’s system of internal controls (including financial, operational and compliance controls, and risk management systems) on the basis of:

•	Established procedures, including those already described, which are in place to manage perceived risks;

•	Management reviews and responds to internal audit and external auditors’ reports, and advises the audit Committee on controls;

•	The continuous Group-wide process for formally identifying, evaluating and managing the significant risks to the achievement of the Group’s objectives; and

•	Reports to the Audit Committee on the results of internal audit reviews.

The Group’s internal control systems are designed to manage, rather than eliminate, risks that might impact achievement of the Group’s objectives, and can only provide reasonable, and not absolute, assurance against material misstatement or loss. In assessing what constitutes reasonable assurance, the Board of Directors considers the materiality of financial and non-financial risks and the relationship between the cost of, and benefit from, internal control systems.

The Board of Directors regularly reviews the actual performance of the business compared with budgets and forecasts, as well as other key performance indicators.

Lines of responsibility and delegated authorities are clearly defined. The Group’s policies and procedures are regularly updated and distributed throughout the Group.

The principal features of the Group’s systems of internal control are designed to:

•	Safeguard assets;

•	Maintain proper accounting records;

•	Provide reliable financial information;

•	Identify and manage business risks;

•	Maintain compliance with appropriate legislation and regulation; and

•	Identify and adopt best practice.

The principal features of the control framework and the methods by which the Board of Directors satisfies itself that it is operating effectively are detailed below.

Control environment

The Group has an established governance framework, the key features of which include:

•	Terms of reference for the Board of Directors and each of its committees;

•	A clear organizational structure, with documented delegation of authority from the Board of Directors to Management Team;

•	A Group policy framework, which sets out risk management and control standards for the Group’s operations worldwide; and

•	Defined procedures for the approval of major transactions and capital allocations.

Transcom Annual Report and Accounts 2011

Corporate governance	25

Corporate plan

The Management Team submits an annual corporate plan to the Board of Directors for approval. The plan for each business unit is the quantified assessment of its planned operating and financial performance for the next financial year, together with strategic reviews for the following five years. Group management reviews the plans with each operational team. The individual plans are based on key economic and financial assumptions and incorporate an assessment of the risk and sensitivities underlying the projections.

Performance monitoring and review

Monthly performance and financial reports are produced for each business unit, with comparisons to budget. Reports are consolidated for overall review by the Management Team together with forecasts for the income statement and cash flow. Detailed reports are presented to the Board of Directors on a regular basis.

Risk identification, assessment and management

An ongoing process is in place for identifying, evaluating and managing the significant risks faced by the Group which has operated throughout the year and up to the date on which this report was signed. The Group’s risk management and control framework is designed to support the identification, assessment, monitoring, management and control of risks that are significant to the achievement of the Group’s business objectives. The Group has a set of formal policies which govern the management and control of both financial and non-financial risks. The adoption of these policies throughout the Group enables a broadly consistent approach to the management of risk at business unit level. At Group level, policy owners are responsible for the Group-wide aggregation and oversight of their specific risks.

Management is responsible for reviewing and monitoring the financial risks to the Group and considers the risks in the businesses. Similarly, management also monitors risks associated with information technology, human resource management and regulatory compliance. Management monitors the completeness of the Group’s risk profile on a regular basis through a Group risk monitoring framework.

Monitoring

The Board of Directors reviews the effectiveness of established internal controls through the Audit Committee, which receives reports from the Management Team and the Group’s internal audit function on the systems of internal control and risk management processes and procedures.

Internal Audit reviews the effectiveness of internal controls and risk management through a work program which is based on the Company’s objectives and risk profile and is agreed with the Audit Committee. Findings are reported to the operational and management teams, with periodic reporting to the Audit Committee.

9 Explanation from the Company of its decision relating to corporate governance and key deviations from the Swedish Corporate Governance Code

Corporate governance within the Company is based on Luxembourg law and the Company follows the “Ten Principles of Corporate Governance” issued by the Luxembourg Stock Exchange, except as described below.

Instead of recommendation 10.6 of the Ten Principles of Corporate Governance, the Company follows the provisions of Luxembourg company law pursuant to which one or more shareholders who together hold at least 10 percent of the subscribed capital may request that one or more additional items be put on the agenda of any general meeting.

Instead of recommendation 4.2 of the Ten Principles of Corporate Governance, the Nomination Committee is made up of major shareholders and is elected during the third quarter of the year.

The governance framework adopted by the Company is in principle compliant with the regulations contained in the Swedish Corporate Governance Code, subject to two deviations mentioned below.

Instead of rule 1.5 of the Swedish Corporate Governance Code, the shareholders’ meetings are conducted in English and the related material presented at such meetings is also in English. English is the official language of the Company and the only language comprehensible to all key stakeholders given that the Company’s place of registration and stock market listing are in different countries.

Instead of rule 6.1 of Swedish Corporate Governance Code, the chairman of the board is elected by the board of directors at the statutory board meeting following the Annual General Meeting. This is in line with the Company’s articles of association and the recommendation 2.4 of the Ten Principles of Corporate Governance.

Transcom Annual Report and Accounts 2011

Directors’ report	31

Directors’ report

Principal activities

Transcom (the “Company”) is a global specialist of outsourced customer and credit management services. The Company is focused on customers, the service they experience and the revenue they generate. Transcom aims to build profitable relationships with customers on its clients’ behalf, to secure their revenue streams and consistently deliver tangible results.

Transcom’s broad service portfolio supports every stage of the customer lifecycle, from acquisition through service, retention, cross- and upsell, then on through early and contingent collections to legal recovery. Expert at managing both customers and debt, Transcom makes a positive contribution to its clients’ profitability by helping them win customers, maintain their loyalty and secure their payments.

While Transcom’s services are designed to maximize revenue, its delivery operations are built to drive efficiency. Through its global contact center network, Transcom can provide service in any country where its clients have customers, accessing the most appropriate skills and deploying the best communication channels in the most cost effective locations.

Every day, Transcom handles over 600,000 customer contacts in 33 languages from 72 sites in 26 countries for more than 350 clients. Transcom’s clients include brand leaders in some of today’s most challenging and competitive industry sectors, including telecommunications, financial services, travel and tourism, media, utilities and retail.

Capitalization

As at December 31, 2011, the issued and outstanding share capital was €53,557,907.519 consisting of 622,767,823 Transcom WorldWide Class A voting shares, each with a nominal value of €0.043, and 622,764,910 Transcom WorldWide Class B non-voting shares, each with a nominal value of €0.043, with a total market capitalization of SEK 579,2 million (€64.8 million).

As at 31 December 2011, the Company has repurchased own shares for a total value of €134,000.

Stock Exchange Listing

On September 6, 2001, Transcom was listed on the O-list of the Stockholm Stock Exchange, the Stockholmsbörsen. Transcom class A and B shares are currently listed on the NASDAQ OMX Nordic Small Cap list under the symbols “TWW SDB A” and “TWW SDB B”.

Executive Management

Johan Eriksson was appointed President and Chief Executive Officer of Transcom in November 2011, replacing Pablo Sánchez-Lozano who left the Company. Mr Eriksson joined Transcom in 2010 as General Manager of the North Region. Aïssa Azzouzi joined Transcom as Chief Financial Officer in January 2010.

During 2011, Isabel Sánchez-Lozano joined the Company as Vice President & General Manager in the Iberia region, Jörgen Skoog was appointed Acting General Manager in the North region (joined Transcom in 2002), and Roberto Boggio was appointed General Manager in the South region (joined Transcom in 2004). In January 2012, Neil Rae was appointed Acting General Manager of the North America & Asia Pacific region (joined Transcom in 2004). John Robson, Chief Information Officer, joined Transcom in 2009. In 2007, Ignacio De Montis joined the Company as Global Accounts Director. Regimantas Liepa, General Manager of the West & Central Region, joined Transcom in 2002.

Board procedures

Transcom’s Board held ten Board meetings during 2011, of which four were physical meetings and six were held via conference calls. The Audit Committee held nine meetings during 2011, of which six were physical meetings and three were held via conference calls. The Remuneration Committee held two meetings in 2011, both via conference calls.

2011 activities

1. Business review

At the end of 2011, The Company had 72 operating centers providing services from 26 country markets. The total number of employees at the end of 2011 amounted to 24,897. Transcom’s global operations are divided into five regions: North, West & Central, South, Iberia and North America & Asia Pacific. Please refer to pages 12-16 for a description of the regions and a review of performance and significant developments during the year in each region.

2. Consolidated results

Net revenue in 2011 decreased by 5.9 percent to €554.1 million (€589.1 million). Earnings before interest, taxes and amortization (EBITA) decreased to -€25.5 million (-€3.7 million). Operating income for the full year was -€28.3 million (-€6.6 million). Transcom reported a pretax loss of -€31.2 million (-€5.7 million), with a net loss of -€49.6 million, compared with -€8.1 million in 2010. Transcom reported earnings per share (before dilution) of -€0.62 (-€0.11).

Transcom’s 2011 results were materially impacted by the restructuring & rightsizing plan announced in June 2011, aimed at adjusting delivery capacity, strengthening global competitiveness and increasing operational efficiency. Restructuring and non-recurring costs amounted to €32.8 million, of which €24.2 million was recorded in Q2 2011, and €8.6 million in Q3 2011. The total net cash impact associated with the restructuring program amounts to €27.1 million, including the negative cash flow impact from onerous contracts. Out of this amount, €9.3 million impacted 2011 cash flow.

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The restructuring plan and the operational improvement measures are expected to translate into annualized gross savings of approximately €10.0 to €12.0 million when fully implemented. Cost savings delivered through the implementation of the program amounted to €1.7 million in the third quarter of 2011, and an additional €0.8 million was delivered in the fourth quarter of 2011.

Excluding the effect of the restructuring & rightsizing plan, earnings before interest, taxes and amortization (EBITA) in 2011 decreased to €7.6 million (€15.7 million).

3. Financial position

Operating cash flow before changes in working capital in 2011 was €2.8 million (€28.5 million). Capital expenditure amounted to €5.2 million (€4.8 million). The working capital movement was €30.4 million (€10.9 million).

Transcom made no acquisitions in the financial year ended December 31, 2011. Transcom had liquid funds of €52.1 million (€41.0 million) at December 31, 2011. Long-term debt was €65.3 million (€118.5 million) giving a net debt of €13.2 million. The equity to assets ratio at December 31, 2011 was 44.3 percent (46.9 percent at December 31, 2010).

4. Tax reassessment

In October 2011, Transcom announced that it was assessing its tax exposure in light of an adverse ruling regarding a FY2003 tax dispute in one of the EU jurisdictions where the Company operates. Management, together with its legal advisors, considers that the whole reassessment is not justified from a legal standpoint. A Supreme Court appeal will be filed. However, following the notification of the adverse ruling, Transcom took the decision to reassess its provision and increased the existing tax provision from €1.5 million to €15.6 million in the quarter ended September 30, 2011.

5. Rights issue and refinancing of credit facility completed

Following the completion of Transcom’s rights issue during December 2011, Transcom has an issued capital of EUR 53,557,907.519 divided into a total of 1,245,532,733 shares of which 622,767,823 are of class A with one voting right each and 622,764,910 are of class B with no voting rights. The total number of voting rights in Transcom excluding Transcom treasury shares is 622,755,130. The voting rights attached to the treasury shares held by Transcom are suspended in accordance with Luxembourg applicable law.

Transcom has agreed with its lenders (DnB NOR Bank ASA, Norge, Filial Sverige, Skandinaviska Enskilda Banken AB (publ) and Svenska Handelsbanken AB (publ) on a refinancing of the current credit facility, which would have matured in April 2012. The new facility of EUR 125 million is partly amortizing and has a time to maturity of 3 years. The facility includes covenants such as restrictions on leverage and minimum interest coverage and implies further reductions in the company’s leverage.

6. Investigation of a possible redomiciliation to Sweden

On November 29, 2011, Transcom announced that its Board of Directors is investigating a move of the legal domicile of the publicly listed parent of the Transcom Group from Luxembourg to Sweden. The Board of Directors of Transcom believes that a redomiciliation to Sweden would be a logical step in order to align the Company’s domicile with that of its owners. Further analysis is being made before the Board of Directors will give a recommendation, including an assessment of tax consequences. The redomiciliation would, subject to inter alia shareholder approval, be executed through a statutory cross border merger between Transcom WorldWide S.A. and a Swedish subsidiary which would become the new publicly listed parent of the Transcom Group.

7. Research and Development

During the year ended 31 December 2011, the Company did not conduct R&D activities.

Risk management

The Company’s operations are affected by several risks which, to varying degrees, have an impact on the Company’s revenue and financial position. These risks are monitored and to the extent possible, controlled by the Company. Described below are the risk factors which are deemed to be of most significance to the Company.

Market risks

Competition

Transcom’s operations are conducted in a highly competitive industry on a global level and Transcom’s operations are small relative to the total size of the market. The customer and credit management services industry is characterized by competitive factors such as volume forecast, ability to acquire new clients, workforce flexibility, operational efficiency, quality and service. Increased competition in these areas may lead to restraining measures such as price pressures which could, if relevant for extended periods of time, have a material adverse effect on Transcom’s operations, financial position and earnings. Further, countering competition might also call for necessary investments which could lead to significant costs for the Company. The market for Transcom’s services is further affected by changes in service capacity and Transcom has recently been exposed to volatility in the demand for its services and has therefore experienced periods of significant overcapacity burdens. Transcom has reduced these burdens through the implementation of its restructuring program, but it cannot be ruled out that these circumstances will not occur in the future.

Global economic climate sensitivity

The level of demand for customer and credit management services, and therefore the level of revenue, is dependent upon general economic conditions in the markets in which the Company operates. Increases in revenues generally correspond with economic recoveries, while decreases generally correspond with economic downturns and regional and local economic recessions. Therefore, the local market conditions and national economic conditions in Transcom’s markets are likely to affect the Company’s operating results and strategic decisions.

Geographical markets and market conditions

Transcom has contact centers in many different countries, including countries in emerging markets, and revenue is generated across different markets. The Company is thus exposed to local, as well as global, market trends and conditions. Historically, there have been shifts in the relative geographic concentration

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of contact centers. Shifts in customer preferences with regard to the location of contact centers may force Transcom to adapt their operations geographically and thus incur additional costs. Furthermore, local market conditions and trends might have an adverse effect on the Company’s revenue and cost base.

Operational risks

Structural Business Risk/Long-term overcapacity

In 2011, Transcom launched a restructuring program aiming to deal with Transcom’s overcapacity and adjusting its delivery capacity to the current book of business. The restructuring program is associated with costs totaling to €32.8 million, which impacted the Company’s cash flow negatively in 2011. Any failure by Transcom in the execution of the restructuring and rightsizing plan, or if the plan for other reasons turns out not to be successful, may have a material adverse effect on the Company’s overall profitability.

Dependency on key clients

A significant portion of the Company’s revenues is generated from a limited number of key clients using Transcom’s services in multiple countries. Key clients have a significant impact on the Company’s financial performance. Key client relationships are documented under master services agreements where pricing is based on forecasted volumes. Some of the agreements do not contain any volume commitments.

Staffing

Transcom is a staff intensive business with employee related costs accounting for the largest portion of the Company’s cost base. Considering the nature of the Company’s operations and the seasonality of the business, it is of high importance for Transcom to have a flexible workforce and access to temporary staff of significance. As a result of the above, Transcom is exposed to the risk of adverse movements in labor costs, legislation or other conditions relating to the Company’s staffing.

Long-term lease agreements

Some Group companies have entered into agreements to rent premises. Generally, the Group’s lease contracts require deposits and certain provisions for inflation-indexed rental increases. In addition, lease agreements may contain provisions on rent related to non-cancellable leases. Certain Group companies are thus subject to future payment obligations, stretching as far as five (5) years from December 31, 2011, for rent on material leases for premises which cannot be cancelled. In the event that Transcom would have to downsize or close down sites, these long-stretching payment obligations can have a negative impact on the Company’s overall profitability and cash flows.

Costs related to IT

Transcom is dependent on IT services and systems being provided to it, in order to be able to carry out services to its clients. The provision of IT services and systems to Transcom involves significant costs. Some Group companies have arranged for client tailored IT solutions. Should a client terminate the agreement with Transcom, or, even more, switch the way it uses technology, the client tailored IT solution would no longer be needed to support the client, involving that the relevant Group company could be facing costs which can no longer be recovered from the client.

Guarantee undertakings

Some companies within the Group have made guarantee undertakings. The beneficiaries of the guarantees include clients to the Group and buyers of businesses that have been divested by the Group. In the event that the Company, or the relevant Subsidiary, would become liable under such guarantees, this could have a material adverse effect on the Group’s financial position and revenue, beyond what has been provided for.

Organizational risk

Transcom relies on the executive management team and management processes to deliver its services and the Company is dependent on the performance of its officers and key employees. Transcom is and will continue to be dependent on its ability to retain and motivate high quality personnel. Failure to do so could have a material adverse effect on Transcom’s business, financial position and results of operations.

Technology infrastructure

Most of Transcom’s business operations rely to a significant degree on the efficient and uninterrupted operation of its technology infrastructure including IT and other communications systems. Any failure of its technology infrastructure could impair Transcom’s ability to punctually perform and deliver its services. Transcom has taken precautions regarding its technology infrastructure in order to be prepared for interruptions such as power failures, computer viruses, loss of data or other anticipated or unanticipated problems.

Reputational risk

Transcom is, in its ordinary course of business, exposed to events that may damage the Company’s reputation. These events may relate to end-customer interactions, employee relations, client relations and relations with its shareholders. The Company has policies and procedures in place to comply with regulations and quality standards but is nevertheless exposed to the risk that the Company’s reputation could be damaged in any way.

Financial risks

Liquidity risk and going concern

Financing risk is defined as the risk of it being difficult and/or expensive to obtain financing for the operations. Liquidity risk is the risk of the Company not being able to meet its financial obligations as they fall due. The Company is dependent upon continuing financial support from principal Share SDR holders as well as financing from external banks. In 2011, the debt refinancing of €125 million was completed and the going concern assumption is therefore appropriate at the year-end. The turbulence in the financial markets can disrupt or limit the availability of financing which the Company has obtained in the past and also adversely affect the terms and conditions of such financing.

Goodwill

A substantial part of Transcom’s intangible fixed assets consists of goodwill. Goodwill is tested annually to identify any necessary impairment requirements.

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Currency risk – translational and transactional risk

Translational exposures are differences resulting from the translation of subsidiaries financial statements into the Group’s presentation currency. Transactional exposures are differences arising from the sales, purchases, assets or liabilities denominated in currencies other than the functional currency of the operating unit that carries these transactions. As of December 2011, the Group was mostly exposed to US Dollar, Swedish Krona and Polish Zloty.

Interest risk

The Company’s exposure to the risk of changes in market interest rates relates primarily to any outstanding loan under the Company’s revolving credit facility. Changes in market interest rates could result in increased interest costs for the Company.

Credit risk

The Company’s trade receivables accounts for the majority of the Company’s credit risk. To maintain a controlled level of credit risk, credit risk is reviewed monthly by executive management based on the aged debt reports.

Risks relating to deferred tax assets

The Group assesses the ability to utilize tax losses and other tax attributes and to the extent that tax relief is expected to be available in the foreseeable future a deferred tax asset is recognized in the balance sheet. To-date a deferred tax asset of €3.3 million was recognized in relation to available tax losses. Although it is believed that the tax relief justifying the deferred tax assets will be available, there is a risk that if insufficient profits arise in the future in the appropriate jurisdiction, the deferred tax asset in those jurisdictions may need to be written off.

Tax audits and litigations

The Group is subject to tax audits in the normal course of business. The Group is currently the subject of tax audits and litigation in multiple jurisdictions. The Group makes provisions for the outcome of such tax audits and litigation to the extent that the risk of cash outflow is determined to be probable. A negative outcome in respect of such audits or litigation may have a materially adverse effect on the Group’s business, financial condition and results of operations, beyond what has already been provided for.

Disputes and claims

Companies within the Group are occasionally involved in disputes in the ordinary course of business and are subject to the risk, like other companies active in the customer and credit management services industry, of becoming subject to claims regarding, for instance, contractual matters and alleged defects in the delivery of services. In addition, in connection with the restructuring program that Transcom has launched, there is a risk that Transcom becomes subject to claims related to the downsizing and the closure of sites, such as employee related claims. These disputes and claims may prove time-consuming and may have an adverse effect on the Company’s financial position and revenue. Transcom has estimated its potential liability as a result of these to €3.3 million in total.

Transcom currently has a matter pending before the Disciplinary Committee of NASDAQ OMX Stockholm regarding alleged breaches of the requirements on disclosure of information to the market. This matter could lead to the Committee deciding on disciplinary sanctions against Transcom.

Changes to applicable legislation and political risks

Transcom conducts business in a large number of legal jurisdictions worldwide, is incorporated and existing under the laws of Luxembourg and due to its listing at NASDAQ OMX Stockholm, is also subject to some of the Swedish stock market rules and regulations. This implies that there could be an increased risk for Transcom being negatively affected by changes to legislation and practices applied within such jurisdictions, in particular if such changes should increase the conceptual differences between jurisdictions. Transcom is subject to changes in applicable laws and regulations relating to e.g. foreign ownership, state involvement, tax, labor legislation and contact centers in the countries where the Company conducts business, such changes could have a materially adverse effect on the Company’s business operations, results and financial condition. The Company’s business, financial condition and results of operations could additionally be adversely affected by acts of war or terrorism, as well as other political and financial instability.

Post Balance Sheet Events

On 27 January 2012, W. Walker resigned as Chairman of the Board of Directors. I was proposed by the Nomination Committee, and confirmed by the Board of Directors as the Company’s new Chairman of the Board.

There were no other significant events during the period between 31 December 2011 and the date of this report.

Outlook

Transcom enters 2012 with a stronger balance sheet after the recently completed rights issue. The restructuring program announced in the second quarter of 2011 is still underway. The successful completion of these restructuring actions is an important short-term focus area and the Company is continuing to look for areas of improvement in order to achieve a financial uplift. The target will always be to optimize the capacity and that will continue to be a focus area throughout 2012 as Transcom reviews the global delivery footprint. To continuously strive for operational excellence and business development will support growth and profitability.

Henning Boysen

Chairman of the Board of Directors,

Luxembourg, Grand Duchy of Luxembourg

6 February 2012

Transcom Annual Report and Accounts 2011

Consolidated income statement	36

for the year ended December 31, 2011

€ 000	Note	2011	2010
Revenue	5	554,069	589,117
Cost of sales		(457,609)	(477,248)

Gross profit		96,460	111,869

Selling expenses		(6,426)	(7,156)
Administrative expenses		(84,164)	(95,316)
Other expenses	23	(15,978)	(15,989)
Restructuring	6	(18,167)	—

Loss from operations		(28,275)	(6,592)

Finance income	25	1,393	3,140
Finance costs	25	(4,361)	(2,232)

Loss before tax		(31,243)	(5,684)

Income tax expense	26	(18,350)	(2,394)

Loss for the year attributable to owners of the parent	5	(49,593)	(8,078)

Earnings per share for the year (expressed in € per common share)	27
Basic
– per A class share, for loss for the year attributable to owners of the parent		(0.62)	(0.11)
– per B class share, for loss for the year attributable to owners of the parent		(0.62)	(0.11)
Diluted
– per A class share, for loss for the year attributable to owners of the parent		(0.62)	(0.11)
– per B class share, for loss for the year attributable to owners of the parent		(0.62)	(0.11)

The accompanying notes form an integral part of the consolidated financial statements.

Transcom Annual Report and Accounts 2011

Consolidated statement of comprehensive income	37

for the year ended December 31, 2011

€ 000	2011		2010
Loss for the year		(49,593)		(8,078)
Other comprehensive income
Exchange differences on translating foreign operations		(9,514)		10,590
Actuarial profit/(loss) on post employment benefits obligation		251		(212)
Cash flow hedges – gains/(losses) recognized directly in equity	(502)		502
Income tax relating to cash flow hedges	166	(336)	(166)	336
Net investment hedge – gains/(losses) recognized directly in equity	—		1,108
Income tax relating to net investment hedge	—	—	(317)	791

		(9,599)		11,505

Total comprehensive income attributable to owners of the parent		(59,192)		3,427

The accompanying notes form an integral part of the consolidated financial statements.

Transcom Annual Report and Accounts 2011

Consolidated statement of financial position	38

as at December 31, 2011

€ 000	Note	2011	2010
Assets
Non–current assets
Property, plant and equipment	7	12,386	19,139
Intangible assets	8	171,682	174,820
Deferred tax assets	9	5,088	5,554
Other receivables		2,185	—

		191,341	199,513

Current assets
Trade and other receivables	10	104,837	112,294
Income tax receivable		3,817	—
Prepaid expenses and accrued income	11	25,300	18,731
Derivative financial instruments	12	—	1,959
Cash and cash equivalents		52,076	40,977

		186,030	173,961

Total assets		377,371	373,474

The accompanying notes form an integral part of the consolidated financial statements.

Transcom Annual Report and Accounts 2011

Consolidated statement of financial position (continued)	39

as at December 31, 2011

€ 000	Note	2011	2010
Equity and liabilities
Equity attributable to owners of the parent	13
Share capital		53,558	31,548
Share premium		11,458	10,156
Legal reserve		3,908	3,908
Retained earnings		82,775	132,437
Equity-based payments		—	342
Foreign exchange reserve		(12,983)	(3,469)
Other reserves	14	28,298	38

Total equity		167,014	174,960

Non-current liabilities
Borrowings	17	65,286	118,462
Leasing and other similar obligation	18	163	—
Deferred tax liabilities	9	5,342	6,811
Provisions for other liabilities and charges	19	18,081	5,117
Employee benefit obligations	20	2,414	2,704
Government grants	21	147	917

		91,433	134,011
Current liabilities
Derivative financial instruments	12	272	—
Leasing and other similar obligation	18	152	—
Trade and other payables	22	95,508	55,095
Government Grants	21	79	—
Provisions for other liabilities and charges	19	22,913	7,885
Income tax payable		—	1,523

		118,924	64,503

Total liabilities		210,357	198,514

Total equity and liabilities		377,371	373,474

The accompanying notes form an integral part of the consolidated financial statements.

Transcom Annual Report and Accounts 2011

Consolidated statement of changes in equity	40

for the year ended December 31, 2011

	Attributable to the owners of the parent
€ 000	Share capital (Note 13)	Share premium	Legal reserve	Retained earnings	Equity- based payments	Foreign exchange reserve	Other Reserves (Note 14)	Total
Balance as at January 1, 2010	31,516	10,023	3,908	140,606	—	(14,850)	232	171,435
Loss for the year	—	—	—	(8,078)	—	—	—	(8,078)
Other comprehensive income, net of tax	—	—	—	232	—	11,381	(108)	11,505

Total comprehensive income for the year	—	—	—	(7,846)	—	11,381	(108)	3,427
Transactions with owners
Dividends (note 16)	—	—	—	(158)	—	—	—	(158)
Equity based payments	—	—	—	—	342	—	—	342
Issue of share capital	32	133	—	(165)	—	—	—	—
Purchase of treasury shares	—	—	—	—	—	—	(86)	(86)

Total transactions with owners	32	133	—	(323)	342	—	(86)	98

Balance as at December 31, 2010	31,548	10,156	3,908	132,437	342	(3,469)	38	174,960

Balance as at January 1, 2011	31,548	10,156	3,908	132,437	342	(3,469)	38	174,960
Loss for the year	—	—	—	(49,593)	—	—	—	(49,593)
Other comprehensive income, net of tax	—	—	—	—	—	(9,514)	(85)	(9,599)

Total comprehensive income for the year	—	—	—	(49,593)	—	(9,514)	(85)	(59,192)
Transactions with owners
Dividends (note 16)	—	—	—	(69)	—	—	—	(69)
Equity based payments	—	—	—	—	(342)	—	—	(342)
Issue of share capital	50,403	4,730	—	—	—	—	—	55,133
Transaction costs	—	(3,428)	—	—	—	—	—	(3,428)
Decrease of share capital	(28,393)	—	—	—	—	—	28,393	—
Purchase of treasury shares	—	—	—	—	—	—	(48)	(48)

Total transactions with owners	22,010	1,302	—	(69)	(342)	—	28,345	51,246

Balance as at December 31, 2011	53,558	11,458	3,908	82,775	—	(12,983)	28,298	167,014

The accompanying notes form an integral part of the consolidated financial statements.

Transcom Annual Report and Accounts 2011

Consolidated statement of cash flows	41

for the year ended December 31, 2011

€ 000	Note	2011	2010
Cash flows from operating activities
Loss before tax		(31,243)	(5,684)
Adjustments for non cash items
Depreciation and amortization	7, 8	13,637	17,760
Impairment loss		2,168	—
Share-based payments		(342)	342
Increase/(decrease) in provisions including employee benefit obligations		27,992	11,305
Other non-cash adjustments		(9,457)	4,757

Cash flows from operating activities before changes in working capital		2,755	28,480

Changes in working capital
Decrease in trade and other receivables		5,272	6,433
Increase/(decrease) in trade and other payables		31,692	4,354
Prepaid expenses and accrued income		(6,569)	125

Changes in working capital		30,395	10,912

Income tax paid		(5,625)	(10,292)

Net cash flows from operating activities		27,525	29,100

Cash flows from investing activities
Purchases of property, plant and equipment	7	(5,121)	(1,861)
Purchases of intangible assets	8	(120)	(2,903)
Purchase of subsidiaries and non-controlling interests, net of cash acquired		—	(1,100)
Disposal of sites	6	(8,662)	—
Interest received		269	295

Net cash flows used in investing activities		(13,634)	(5,569)

Cash flows from financing activities
Proceeds from borrowings		31,116	—
Repayment of borrowings		(84,292)	(17,000)
Proceeds from issuance of shares net of share issuance costs	13	53,882	—
Interest paid		(3,429)	(2,176)
Dividends paid to owners	16	(69)	(158)

Net cash flows used in financing activities		(2,792)	(19,334)

Net (decrease)/increase in cash and cash equivalents		11,099	4,197
Cash and cash equivalents at beginning of year		40,977	36,780

Cash and cash equivalents at end of year		52,076	40,977

The accompanying notes form an integral part of the consolidated financial statements.

Transcom Annual Report and Accounts 2011

Notes to the consolidated financial statements	42

for the year ended December 31, 2011

The accompanying notes are an integral part of the consolidated financial statements. Amounts in thousands of EUR unless otherwise stated.

Note 1	Corporate information

Transcom WorldWide S.A. (the “Company” or the “parent entity”) and its subsidiaries (together, “Transcom” or the “Group”) provide multi-language customer relationship management products and services (“CRM”) and credit management services (“CMS”), including customer help lines and other telephone-based marketing and customer service programs (“teleservices”) to clients in customer-intensive industries.

The Company is a limited liability Company (“Société Anonyme”) incorporated and existing under the laws of the Grand Duchy of Luxembourg. The Company was registered on June 11, 1997 with the Luxembourg Registration Office – Company Register (“Tribunal d’arrondissement de et à Luxembourg”) number RC B59528. The registered office of the Company is at 45, Rue des Scillas, L-2529, Luxembourg. The Company operates in 28 countries and employed 21,093 full time employees at December 31, 2011. Transcom WorldWide S.A. class A and class B shares are listed on the Nordic Exchange Small Cap list under the symbols “TWW SDB A” and “TWW SDB B”.

The consolidated financial statements were authorized for issue at the Board of Directors’ meeting on February 6, 2012. These consolidated financial statements will be submitted for approval at the Annual General Meeting on May 30, 2012.

Certain comparatives have been reclassified to conform with current year presentation.

Note 2	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

The consolidated financial statements of Transcom WorldWide S.A. have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and IFRIC Interpretations, as adopted by the European Union. The consolidated financial statements have been prepared under the historical cost basis, except for derivative financial instruments that have been measured at fair value. The consolidated financial statements are presented in Euros which is the Group’s reporting currency, rounded in thousands of Euros.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

2.1.1 Changes in accounting policies and disclosures

(a) New and amended standards and interpretations adopted by the Group

The accounting policies adopted are consistent with those of the previous financial year, except as described below.

New standards and interpretations adopted by the Group as of January 1, 2011 are:

•	IAS 24 Related Party Transactions (Amendment)

The IASB has issued an amendment to IAS 24 that clarifies the definitions of a related party. The new definitions emphasize a symmetrical view of related party relationships as well as clarifying in which circumstances persons and key management personnel affect related party relationships of an entity. Secondly, the amendment introduces an exemption from the general related party disclosure requirements for transactions with a government and entities that are controlled, jointly controlled or significantly influenced by the same government as the reporting entity. The adoption of the amendment did not have any impact on the financial position or performance of the Group.

•	IAS 32 Financial Instruments: Presentation (Amendment)

The amendment alters the definition of a financial liability in IAS 32 to enable entities to classify rights and issues and certain options or warrants as equity instruments. The amendment is applicable if the rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency. The amendment has had no effect on the financial position or performance of the Group.

•	IFRIC 14 Prepayments of a Minimum Funding Requirement (Amendment)

The amendment removes an unintended consequence when an entity is subject to minimum funding requirements (MFR) and makes an early payment of contributions to cover such requirements. The amendment permits a prepayment of future service cost by the entity to be recognized as pension asset. The Group is not subject to minimum funding requirements in the countries where the Group operates. The amendment to the interpretation therefore had no effect on the financial position or performance of the Group.

(b) Improvements to IFRSs

In May 2010, the IASB issued its third omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard. The adoption of the following amendments resulted in changes to accounting policies, but did not have any impact on the financial position or performance of the Group:

•	IFRS 3 Business Combinations

The measurement options available for non-controlling interest (NCI) have been amended. Only components of NCI that constitute a present ownership interest that entitles their holder to a proportionate share of the entity’s net assets in the event of liquidation shall be measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets. All other components are to be measured at their acquisition date fair value. The amendments to IFRS 3 are effective for annual periods beginning on July 1, 2011.

•	IFRS 7 Financial Instruments – Disclosures

The amendment was intended to simplify the disclosures provided by reducing the volume of disclosures around collateral held and improving disclosures by requiring qualitative information to put the quantitative information in context. The Group reflects the revised disclosure requirements in Note 4.

•	IAS 1 Presentation of Financial Statements

The amendment clarifies that an option to present an analysis of each component of other comprehensive income may be included either in the statement of changes in equity or in the notes to the financial statements. The Group provides this analysis in Note 14.

Other amendments resulting from Improvements to IFRSs to the following standards did not have any impact on the accounting policies, financial position or performance of the Group:

•	IFRS 3 Business Combinations – Clarification that contingent consideration arising from business combination prior to adoption of IFRS 3 (as revised in 2008) are accounted for in accordance with IFRS 3 (2005)

•	IFRS 3 Business Combinations – Un-replaced and voluntarily replaced share-based payment awards and its accounting treatment within a business combination

•	IAS 27 Consolidated and Separate Financial Statements – Applying the IAS 27 (as revised in 2008) transition requirements to consequentially amended standards

•	IAS 34 Interim Financial Statements – The amendment requires additional disclosures for fair values and changes in classifications of financial assets, as well as changes to contingent assets and liabilities in interim condensed financial statements.

The following interpretations and amendments to interpretations did not have any impact on the accounting policies, financial position of performance of the Group:

•	IFRIC 13 Customer Loyalty Programmes – In determining the fair value of award credits, an entity shall consider discounts and incentives that would otherwise be offered to customers not participating in the loyalty programme

•	IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’

The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability (debt for equity swap). It requires a gain or loss to be recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. The adoption of the interpretation had no effect on the financial position or performance of the Group.

Transcom Annual Report and Accounts 2011

43

(c) New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2011 and not early adopted

Standards issued but not yet effective up to the date of issuance of the Group’s financial statements are listed below. This listing of standards and interpretations issued are those that the Group reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Group intends to adopt these standards when they become effective.

•	IAS 1 Financial Statement Presentation – Presentation of Items of Other Comprehensive Income

The amendments to IAS 1 change the Grouping of items presented in OCI. Items that could be reclassified (or “recycled”) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment affects presentation only and has no impact on the Group’s financial position or performance. The amendment becomes effective for annual periods beginning on or after July 1, 2012.

•	IAS 19 Employee Benefits (Amendment)

The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording. The Group had made a voluntary change in accounting policy to recognize actuarial gains and losses in OCI in the previous period (see note 2.18). The Group is currently assessing the full impact of the remaining amendments. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

•	IFRS 7 Financial Instruments: disclosures – Enhanced Derecognition Disclosure Requirements

The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of the Group’s financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognized assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognized assets. The amendment becomes effective for annual periods beginning on or after July 1, 2011. The amendment affects disclosure only and has no impact on the Group’s financial position or performance.

•	IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2013. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The completion of this project is expected over the course of 2011 or the first half 2012. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, but will potentially have no impact on classification and measurements of financial liabilities. The Group will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

•	IFRS 10 Consolidated Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC – 12 Consolidation – Special Purpose Entities.

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27.

This standard becomes effective for annual periods beginning on or after January 1, 2013.

•	IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The Group is currently assessing the impact that this standard will have on the financial position and performance. This standard becomes effective for annual periods beginning on or after January 1, 2013.

2.2 Consolidation

(a) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The Group also assesses existence of control where it does not have more than 50 percent of the voting power but is able to govern the financial and operating policies by virtue of de-facto control. De-facto control may arise in circumstances where the size of the Group’s voting rights relative to the size and dispersion of holdings of other shareholders give the Group the power to govern the financial and operating policies, etc. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

Intercompany transactions, balances, income and expenses on transactions between Group companies are eliminated. Profits and losses resulting from intercompany transactions that are recognized in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b) Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(c) Disposal of subsidiaries

When the Group ceases to have control any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(d) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20 percent and 50 percent of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post acquisition movements in other

Transcom Annual Report and Accounts 2011

44

comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to ‘share of profit/ (loss) of an associate’ in the income statement.

Profits and losses resulting from upstream and downstream transactions between the Group and its associate are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising in investments in associates are recognized in the income statement.

As at December 31, 2011 and December 31, 2010, the Group did not own any associates.

2.3 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the regional general manager that makes strategic decisions.

2.4 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in ‘Euro (€)’, which is the Group’s presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement within “finance income/finance costs”, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

(c) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

•	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	all resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in other comprehensive income.

2.5 Property, plant and equipment

All property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation on assets is calculated using the straight-line method to allocate their cost less their residual values over their estimated useful lives, as follows:

• Telephone switch	5 years
• Fixtures and fittings	3–5 years
• Computer, hardware and software	3–5 years
• Office improvements and others	3–5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.7).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ‘other income/ other expenses’ in the income statement.

2.6 Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in ‘intangible assets’. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or Groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose, identified according to operating segment.

(b) Contractual customer relationships

Contractual customer relationships acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relations have a finite useful life and are carried at cost less accumulated amortization and are assessed for impairment whenever there is an indication that the asset is impaired. Amortization is calculated using the straight-line method over the expected life of the customer relationship which is between 7 to 15 years.

(c) Development costs

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software product so that it will be available for use;

•	management intends to complete the software product and use or sell it;

•	there is an ability to use or sell the software product;

•	it can be demonstrated how the software product will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and

•	the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software product include the software development employee costs and an appropriate portion of relevant overheads.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Computer software development costs recognized as assets are amortized over their estimated useful lives, which is between 3 to 5 years.

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45

2.7 Impairment of non-financial assets

Assets that have an indefinite useful life – for example, goodwill or intangible assets not ready to use – are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are Grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.8 Financial assets

2.8.1 Classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss, held to maturity investments, loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current.

(b) Held to maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held to maturity when the Group has the positive intention and ability to hold it to maturity. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. As at December 31, 2011 and December 31, 2010, the Group did not own any held to maturity investments.

(c) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables comprise ‘trade and other receivables’, and ‘prepayments and accrued income’ in the statement of financial position.

(d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. As at December 31, 2011 and December 31, 2010, the Group did not own any available for sale financial assets.

2.8.2 Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘finance income/costs’ in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the income statement as part of other income when the Group’s right to receive payments is established.

Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognized in other comprehensive income.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as ‘gains and losses from investment securities’.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement as part of other income. Dividends on available-for-sale equity instruments are recognized in the income statement as part of other income when the Group’s right to receive payments is established.

2.8.3 Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2.8.4 Impairment on financial assets

(a) Assets carried at amortized cost

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or Group of financial assets is impaired. A financial asset or a Group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or Group of financial assets that can be reliably estimated.

The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	the Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

(i) adverse changes in the payment status of borrowers in the portfolio; and

(ii) national or local economic conditions that correlate with defaults on the assets in the portfolio.

The Group first assesses whether objective evidence of impairment exists.

For loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

(b) Assets classified as available for sale

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a Group of financial assets is impaired. For debt securities, the Group uses the criteria refer to (a) above. In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the consolidated income statement.

Impairment losses recognized in the consolidated income statement on equity instruments are not reversed through the consolidated income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated income statement. Impairment testing of trade receivables is described in note 2.10.

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2.9 Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either:

(a)	hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge);

(b)	hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge); or

(c)	hedges of a net investment in a foreign operation (net investment hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 12. Movements on the hedging reserve in other comprehensive income are shown in statement of other comprehensive income. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

The Group does not hold or issue derivative instruments for speculative purposes, although derivatives not meeting the above criteria for hedge accounting are classified for accounting purposes at fair value through profit and loss as appropriate. Such derivatives predominately relate to those used to hedge the foreign exchange exposure on recognized monetary assets and liabilities.

(a) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity.

(b) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement within ‘finance income/costs’.

The Group uses such contracts to fix the income from foreign currency sales in the functional currency of the entity concerned. The cumulative gain or loss initially recognized in equity is reclassified to the income statement at the same time the hedged transaction affects the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within ‘finance income/costs’.

(c) Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges.

Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement within ‘finance income/costs’.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold.

When the hedge no longer meets the criteria and becomes ineffective, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within ‘finance income/costs’.

2.10 Trade receivables

Trade receivables are amounts due from customers for services performed in the ordinary course of business. If collection is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

2.11 Other receivables and prepayments

Other receivables and prepayments are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

2.12 Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less and bank overdrafts. In the consolidated statement of financial position, bank overdrafts are shown within borrowings in current liabilities.

2.13 Share capital and treasury shares

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group Company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

2.14 Share based payments

The Group issues equity-settled share-based payments to certain employees and key management. Equity-settled share based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is recognized as an expense on a graded vesting basis over the vesting period, based on the Group’s estimate of the shares that will eventually vest and adjusted for the effect of non market vesting conditions. Fair value is measured using the Black-Scholes pricing model or any relevant valuation model. The expected life used in the model is adjusted at the end of each reporting period, based on management’s best estimate, for the effect of non-transferability, exercise restrictions and behavioral considerations.

2.15 Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

2.16 Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

2.17 Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying

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amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.18 Employee benefits

Group companies operate various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, together with adjustments for unrecognized past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

Since January 1, 2010, actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to other comprehensive income in the period in which they arise. The Group previously applied the ‘corridor method’ for the recognition of actuarial gains and losses. This accounting policy change didn’t have a material impact on 2010.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

The Group’s main defined benefit plans are pension scheme plan in Norway and termination indemnity plan in Italy.

2.19 Provisions

Provisions for restructuring costs and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

2.20 Government grants

Government grants are initially recognized as deferred income at fair value when there is reasonable assurance that they will be received and the Group will comply with the conditions associated with the grant.

Grants that compensate the Group for expenses incurred are recognized in the income statement as income in the expense category the grant relates to on a systematic basis based on the conditions of the grant.

Grants that compensate the Group for the cost of an asset are recognized in income statement on a systematic basis over the useful life of the assets.

2.21 Trade Payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.22 Other payables, other liabilities, accrued expenses and prepaid income

Other payables, other liabilities, accrued expenses and prepaid income are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.23 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and when specific criteria have been met for each of the Group’s activities as described below. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Revenue related to inbound teleservices are recognized at the time services are provided on a per-call basis. Revenue on outbound teleservices and debt collection are recognized at the time services are provided on either a per-call, per-sale or per-collection basis depending on the terms of the related contract. Revenue from other CRM services are recognized as services are provided. Generally service revenue are billed in the month following provision of related services. Contracts to provide call centre services typically do not involve fees related to customer set-up, initiation or activation.

Accrued income is recognized on incomplete activities where a fair assessment of the work achieved to date and the future cash inflows associated with it can be measured with reasonable accuracy.

2.24 Advertising costs

Advertising costs are charged to operations as incurred.

2.25 Dividend

(a) Dividend income

Dividend income is recognized when the right to receive payment is established.

(b) Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

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Note 3	Critical accounting estimates and judgements

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a) Deferred tax assets

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The carrying value of recognized deferred tax assets as at December 31, 2011 was €5,088 thousand (2010: €5,554 thousand).

(b) Provisions for bad and doubtful debts

The Group continually monitors provisions for bad and doubtful debts; however a significant level of judgment is required by management to determine appropriate amounts to be provided. Management reviews and ascertains each debt individually based upon knowledge of the client, knowledge of the sector and other economic factors, and calculates an appropriate provision considering the time that a debt has remained overdue. At December 31, 2011, the provision for bad and doubtful debts was €2,905 thousand (2010: €1,634 thousand).

(c) Impairment of goodwill and intangible assets

The Company annually evaluates the carrying value of goodwill for potential impairment by comparing projected discounted cash flows (using a suitable discount rate) associated with such assets to the related carrying value. An impairment test is also carried out should events or circumstances change which may indicate that there may be need for impairment. An impairment loss would be recognized when the estimated future discounted cash flow generated by the asset is less than the carrying amount of the asset. An impairment loss would be measured as the amount by which the carrying value of the asset exceeds the recoverable amount.

The Group performed its annual impairment test of goodwill as at December 31, 2011. Please refer to Note 8 for further details. No impairment has been made to goodwill (2010: €- thousand) and other intangible assets (2010: €- thousand) in the years ended December 31, 2011. Changes in the assumptions and estimates used may have a significant effect on the income statement and statement of financial position.

(d) Pension assumptions

The liabilities of the defined benefit pension schemes operated by the Group are determined using methods relying on actuarial assumptions and estimates. Details of the key assumptions are set out in Note 20. The Group takes advice from independent actuaries relating to the appropriateness of the assumptions. Changes in the assumptions and estimates used may have a significant effect on the income statement and statement of financial position.

(e) Provisions

The Group recognizes a provision where there is a present obligation from a past event, a transfer of economic benefits is probable and the amount of costs of the transfer can be estimated reliably. The Group reviews outstanding legal cases following developments in the legal proceedings and at each reporting date, in order to assess the need for provisions and disclosures in its financial statements. Among the factors considered in making decisions on provisions are the nature of litigation, claim or assessment, the legal process and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought, the progress of the case (including the progress after the date of the financial statements but before those statements are issued), the opinions or views of legal advisers, experience on similar cases and any decision of the Group’s management as to how it will respond to the litigation, claim or assessment.

Note 4	Financial instrument risk management objectives and policies

Like other internationally operating businesses, the Group is exposed to risks related to foreign exchange and interest. This note describes the Group’s objectives, policies and processes for managing these risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout the financial statements.

The Group’s principal financial liabilities, other than derivatives, comprise of bank loans, trade and other payables and accruals and deferred income. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various financial assets consisting of trade and other receivables, prepayments and accrued income and cash and short term deposits which arise directly from its operations.

The main risks arising from the Group’s financial instruments are interest rate risk, liquidity risk, foreign currency risk and credit risk. The Board of Directors reviews and agrees policies for managing each of these risks which are summarized below. There have been no substantive changes in the Group’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from the previous period unless stated in this note.

Management controls and procedures

The Board has overall responsibility for the determination of the Group’s risk management objectives and policies. It has delegated the authority for designing and operating the required processes that ensure the effective implementation of the objectives and policies to the Group’s treasury department. As such, the Group’s funding, liquidity and exposure to interest rate and foreign exchange rate risks are managed by the Group’s treasury department under policies approved by the Board of Directors.

Risk exposures are monitored and reported to management on a quarterly basis, together with required actions when tolerance limits are exceeded.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible, without unduly affecting the Group’s competitiveness and flexibility. Further details regarding these policies are set out below.

For the presentation of market risks, IFRS 7 requires sensitivity analysis that shows the effects of hypothetical changes of relevant risk variables on the income statement and shareholders’ equity. Transcom is exposed to interest rate risk and liquidity risk, the periodic effects of which are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the reporting date. It is assumed that the balance at the reporting date is representative for the year as a whole.

Interest rate risk

The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s revolving credit facility.

The interest is calculated on each loan under the facility agreement for each term as the aggregate of the Interbank offered rate, plus a margin calculated on the basis of consolidated total net debt to consolidated EBITDA.

Interest rate risk table

The following table demonstrates the sensitivity to a possible change in interest rates, with all other variables held constant, of the Group’s profit before tax (through the impact on floating rate borrowings). There is no impact on the Group’s equity.

2011	Increase/ (decrease) in basis points	Effect on profit before tax € 000
Euro	10	50
US Dollar	10	17
Euro	(10)	(50)
US Dollar	(10)	(17)

2010	Increase/ (decrease) in basis points	Effect on profit before tax € 000
Euro	10	(97)
CAD Dollar	10	(23)
Euro	(10)	97
CAD Dollar	(10)	23

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Foreign currency risk

Foreign currency risk as defined by IFRS 7 arises on account of financial liabilities being denominated in a currency that is not the functional currency and being of a monetary nature, differences resulting from the translation of financial statements into the Group’s presentation currency are not taken into consideration. Relevant risk variables are generally all other non EUR currencies in which Transcom has financial instruments.

Certain entities within the Group have transactions in non-functional currencies and therefore the Group has transactional currency exposures. Such exposures arise from sales by an operating unit in currencies other than the Group’s presentation currency. In 2011, 47 percent (2010: 50 percent) of the Group’s sales are denominated in currencies other than the functional currency of the Group. These exposures are not hedged as they constitute translation risk rather than a cash flow exposure.

Foreign currency risk table

The following table demonstrates the sensitivity to a reasonably possible change in the currencies the Group is most exposed to, with all other variables held constant, of the Group’s profit before interest, tax, depreciation and amortization and the impact on the net profit. Exposures in other currencies have an immaterial impact.

2011	Increase/ (decrease) in Euro rate %	Effect on EBITDA € 000	Effect on net income € 000
US Dollar	10	1,144	1,281
Swedish Krona	10	(1,040)	(258)
Norwegian Krona	10	(37)	32
Great Britain Pound	10	142	165
US Dollar	(15)	(2,221)	(2,487)
Swedish Krona	(15)	2,020	501
Norwegian Krona	(15)	72	(61)
Great Britain Pound	(15)	(275)	(320)

2010	Increase/ (decrease) in Euro rate %	Effect on EBITDA € 000	Effect on net income € 000
Canadian Dollar	10	152	96
Swedish Krona	10	698	506
Norwegian Krona	10	(137)	(174)
Great Britain Pound	10	(96)	(85)
Canadian Dollar	(15)	(229)	(145)
Swedish Krona	(15)	(1,046)	(758)
Norwegian Krona	(15)	206	261
Great Britain Pound	(15)	144	127

Interest income and interest expense from financial instruments can be recorded in either the functional or non-functional currency and therefore could be affected by exchange rate movements.

Credit risk

With respect to credit risk arising from the financial assets of the Group, which comprise balances from credit sales and cash and cash equivalents, the Group’s exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying value of these instruments.

Prior to accepting new accounts and wherever practicable, credit checks are performed using a reputable external source. Credit risk is reviewed monthly by senior management based on the aged debt reports, and corrective action is taken if pre-agreed limits are exceeded.

This risk of default of a customer is considered to be small based on historical default rates and credit checks. However, if needed, appropriate provisions are made in accordance with Group policy. Nothing is held as collateral against this risk as it is not deemed necessary.

Further analysis on gross trade debtors, provisions and ageing of net trade debtors are provided in Note 10. The maximum exposure to credit risk is represented by the carrying amount of each financial asset on the statement of financial position.

Liquidity risk

Liquidity risk arises from the Group’s management of its working capital as well as the finance charges and principal repayments on its debt instruments. In essence, it is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due.

The Group monitors this risk using a consolidated cash flow model in order to identify peaks and troughs in liquidity and identify benefits which can be attained by controlled placement and utilization of available funds.

A significant mitigating factor of the Group’s liquidity risk is the unused proportion of the revolving credit facility agreement as disclosed in note 17. The unused proportion as at December 31, 2011 was €44 million (December 31, 2010: €81.5 million).

The table below summarizes the maturity profile of the Group’s financial liabilities as at December 31, 2011, based on contractual undiscounted payments.

Year ended December 31, 2011 € 000	Less than three months	Three to twelve months	One to five years	Over five years	Total
Borrowings	—	—	67,003	—	67,003
Trade and other payables	95,508	—	—	—	95,508

Year ended December 31, 2010 € 000	Less than three months	Three to twelve months	One to five years	Over five years	Total
Borrowings	645	1,935	119,107	—	121,687
Trade and other payables	55,095	—	—	—	55,095

Capital management

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the years ended December 31, 2011 and December 31, 2010.

The Group monitors capital using a return on capital employed ratio, which is profit before interest and tax divided by total assets less current liabilities. The Group’s policy is to ensure that the ratio follows predicted patterns based on previous year’s results, and is in accordance with forecasted results.

The table below summarizes the ratio as at December 31, 2011 and December 31, 2010.

€ 000	2011	2010
Profit/(loss) before interest, tax and amortization	(25,456)	(3,722)

Total assets	377,371	373,474
Current liabilities	(118,924)	(64,503)
Capital employed	258,447	308,971
Return on capital employed	(9.85%)	(1.20%)

Set out below is a comparison by category of carrying amounts and fair values of all of the Group’s financial instruments. There are no discontinued operations.

	Carrying amount		Fair value
€ 000	2011	2010	2011	2010
Financial assets
Cash and cash equivalents	52,076	40,977	52,076	40,977
Trade and other receivables	104,837	112,294	104,837	112,294
Prepaid expenses and accrued income	25,300	18,731	25,300	18,731
Derivative financial instruments	—	1,959	—	1,959

Financial liabilities
Borrowings	67,003	118,462	65,286	118,462
Leasing and other similar obligation	315	—	315	—
Derivative financial instruments	272	—	272	—
Trade and other payables	95,508	55,095	95,508	55,095

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Note 5	Segmental information

In line with IFRS 8, Operating Segments, the business segmental reporting bases used by the Company are those which are reported to the Chief Operating Decision Maker.

The Group segments are organized by geographical location and are composed as follows:

•	North: Denmark, Finland, Norway and Sweden

•	West & Central: Austria, Belgium, Croatia, the Czech Republic, Estonia, Germany, Hungary, Latvia, Lithuania, Luxembourg, the Netherlands, Poland, Slovakia, Switzerland, and the United Kingdom

•	South: France, Italy and Tunisia

•	Iberia: Chile, Peru, Portugal and Spain

•	North America & Asia Pacific: Canada, the Philippines and USA

	2011
€ 000	North America & Asia Pacific	West & Central	Iberia	North	South	Total
Revenue
Total segment revenue	93,115	130,288	108,914	147,086	99,950	579,353
Inter-segment revenue	(2,269)	(14,100)	19	(1,577)	(7,357)	(25,284)

Revenue from external customers	90,846	116,188	108,933	145,509	92,593	554,069

Gross profit	18,427	27,303	20,568	23,514	6,648	96,460

EBITA*	(16,524)	965	3,162	3,256	(16,315)	(25,456)

Amortization						(2,819)
Finance income						1,393
Finance costs						(4,361)
Income taxes						(18,350)
Profit/(loss) after tax						(49,593)

*	EBITA corresponds to Earnings Before Interests, Taxes and Amortization

	2010
€ 000	North America & Asia Pacific	West & Central	Iberia	North	South	Total
Revenue
Total segment revenue	138,211	130,892	103,593	144,728	94,003	611,427
Inter-segment revenue	(6,481)	(2,615)	(236)	—	(12,978)	(22,310)

Revenue from external customers	131,730	128,277	103,357	144,728	81,025	589,117

Gross profit	27,142	35,120	19,982	29,219	405	111,869

EBITA	2,157	10,002	4,086	10,753	(30,719)	(3,722)

Amortization						(2,870)
Finance income						3,140
Finance costs						(2,232)
Income taxes						(2,394)
Profit/(loss) after tax						(8,078)

Inter-segment transfers are priced along the same lines as sales to external customers, with an appropriate discount being applied to encourage use of Group resources at a rate acceptable to local tax authorities.

This policy was applied consistently throughout the current and prior period.

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Note 6	Significant disposals and restructuring

Disposals

In December 2010, Transcom’s Board of Directors approved the disposal of two French sites located in Roanne and Tulle. The transactions were reflected in the Group’s financial statements for the year-ended December 31, 2010 as a charge of €19.4 million. This amount included a charge of €10.0 million which corresponds to the funding provided to the acquirers in order to manage the takeover (€7.6 million) as well as the transition costs (€2.4 million), and a charge of €9.4 million related to the provisioning of contracts which are either discontinued or considered onerous as a consequence of this operation.

These impacts had been reflected as follows in the consolidated income statement and statement of financial position:

€ 000	Note	2010
Consolidated income statement
Provision for onerous contracts		6,287

Total expenses recognized within ‘cost of sales’		6,287

Sales consideration payable	22	7,641
Provisions for other liabilities and charges		5,157
Impairment of property, plant and equipment	7	321

Total expenses recognized within ‘other expenses’	23	13,119

Total		19,406

€ 000	Note	2010
Consolidated statement of financial position
Property, plant and equipment	7	321
Provision for other liabilities and charges (Non-current)	19	3,617
Provision for other liabilities and charges (Current)	19	7,077
Trade and other payables	22	8,391

Total		19,406

In April 2011, Transcom entered into a definitive agreement to sell its Roanne, France site and transfer ownership of the site and its business. This transaction follows the positive completion of the information/consultation procedure with employee representatives. Cash outflow for this operation is €4.3 million comprising the funding and the amount of accruals related to transferred employees.

In June 2011, Transcom entered into a definitive agreement to sell its Tulle, France site and transfer ownership of the site and its business, following the positive completion of the information/consultation procedure with employee representatives. Cash outflow for this operation is €4.4 million, comprising the funding and the amount of accruals related to the transferred employees.

As per December 31, 2011, the residual provision amounts to €7,219 thousand and is reported under the caption provision for onerous contracts in the amount of €5,879 thousand and other provision in the amount of €1,340 thousand (Note 19).

Restructuring

In June 2011, Transcom entered into a restructuring program through which 4 sites were closed in Canada and other sites were consolidated in NAAP, North, Iberia, South and West & Central regions. The program consisted of restructuring and non-recurring costs amounting to approximately €32.8 million reflected as follows in the consolidated income statement:

€ 000	As per December 31, 2011
Consolidated income statement
Total expenses recognized within ‘Cost of sales’	2,574
Total expenses recognized within ‘Other expenses’	12,071
Total expenses recognized within ‘Restructuring costs’	18,167

Total	32,812

As per December 31, 2011, the residual provision amounts to €13,222 thousand and is included in the caption provision for restructuring in the amount of €6,869 thousand and provision for onerous contracts in the amount of €6,353 thousand (Note 19).

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Note 7	Property, plant and equipment

€ 000	Telephone switch	Fixtures and fittings	Computer hardware and software	Office improvements	Total
Cost
As at January 1, 2011	42,524	25,865	47,421	23,195	139,005
Additions	434	698	3,397	592	5,121
Disposals/write-off	(3,686)	(3,007)	(3,114)	(692)	(10,499)
Transfers	(3,487)	1,470	2,709	(758)	(66)
Exchange differences	419	(64)	419	(1,217)	(443)

As at December 31, 2011	36,204	24,962	50,832	21,120	133,118

Accumulated depreciation
As at January 1, 2011	(38,082)	(21,591)	(43,637)	(16,556)	(119,866)
Depreciation charge for the year	(2,523)	(1,703)	(2,879)	(1,891)	(8,996)
Disposals/write-off	3,552	2,918	2,989	546	10,005
Transfers	3,504	(1,915)	(2,636)	1,114	66
Exchange differences	(534)	90	(1,386)	(111)	(1,941)

As at December 31, 2011	(34,083)	(22,202)	(47,549)	(16,898)	(120,732)

Net book value as at December 31, 2011	2,121	2,760	3,283	4,222	12,386

€ 000	Telephone switch	Fixtures and fittings	Computer hardware and software	Office improvements	Total
Cost
As at January 1, 2010	41,158	25,127	47,702	22,479	136,466
Additions	394	307	2,152	953	3,806
Disposals/write-off	(1,032)	(464)	(4,195)	(1,265)	(6,956)
Impairment Loss	—	—	—	(321)	(321)
Exchange differences	2,004	895	1,762	1,349	6,010

As at December 31, 2010	42,524	25,865	47,421	23,195	139,005

Accumulated depreciation
As at January 1, 2010	(34,066)	(19,440)	(38,779)	(14,881)	(107,166)
Depreciation charge for the year	(3,281)	(1,800)	(5,328)	(2,337)	(12,746)
Disposals/write-off	933	442	2,181	1,243	4,799
Exchange differences	(1,668)	(793)	(1,711)	(581)	(4,753)

As at December 31, 2010	(38,082)	(21,591)	(43,637)	(16,556)	(119,866)

Net book value as at December 31, 2010	4,442	4,274	3,784	6,639	19,139

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Note 8	Intangible assets

€ 000	Goodwill	Customer relationships	Development cost	Others	Total
Cost
As at January 1, 2011	152,088	24,677	9,158	4,403	190,326
Additions	—	—	—	120	120
Disposals/write-off	—	—	(3,332)	—	(3,332)
Transfers	—	1,205	3,854	(2,199)	2,860
Exchange differences	2,707	451	—	(90)	3,068

As at December 31, 2011	154,795	26,333	9,680	2,234	193,042

Accumulated amortisation
As at January 1, 2011	—	(9,091)	(5,530)	(885)	(15,506)
Amortization charge for the year	—	(2,819)	(1,786)	(36)	(4,641)
Disposals/write-off	—	—	1,658	—	1,658
Transfers	—	(577)	(1,196)	(1,087)	(2,860)
Exchange differences	—	—	—	(11)	(11)

As at December 31, 2011	—	(12,487)	(6,854)	(2,019)	(21,360)

Net book value as at December 31, 2011	154,795	13,846	2,826	215	171,682

€ 000	Goodwill	Customer relationships	Development cost	Others	Total
Cost
As at January 1, 2010	144,911	23,522	9,158	1,366	178,957
Additions	—	—	—	2,903	2,903
Exchange differences	7,177	1,155	—	134	8,466

As at December 31, 2010	152,088	24,677	9,158	4,403	190,326

Accumulated amortisation
As at January 1, 2010	—	(6,254)	(3,580)	(658)	(10,492)
Amortization charge for the year	—	(2,837)	(1,950)	(227)	(5,014)

As at December 31, 2010	—	(9,091)	(5,530)	(885)	(15,506)

Net book value as at December 31, 2010	152,088	15,586	3,628	3,518	174,820

Amortization expenses of €1,822 thousand (2010: €2,144 thousand) has been charged to cost of sales and €2,819 thousand (2010: €2,870 thousand) has been charged to other expenses (Note 23).

Goodwill

Impairment testing for cash generating units containing goodwill

For the purpose of impairment testing, goodwill is allocated to the Group’s operating divisions which represent the lowest level within the Group at which the goodwill is monitored for internal management purposes, which is not higher than the Group’s operating segments as reported in note 5.

The aggregate carrying amounts of goodwill allocated to each unit is as follows:

€ 000	2011	2010
North	52,595	52,436
West & Central	47,718	47,743
Iberia	10,120	10,120
North America & Asia Pacific	44,362	41,789

	154,795	152,088

The movement during the year is related to fluctuations in foreign exchange rates.

The recoverable amount of the cash-generating units was assessed based on their value in use. The Company determined to calculate value in use for purposes of its impairment testing and, accordingly, did not determine the fair value of the units as the carrying value of the units was lower than their value in use.

Value in use was determined by discounting the future cash flows generated from the continuing use of the units.

The calculation of the value in use was based on the following key assumptions:

•	Cash flows were projected based on past experience, actual operating results and the latest 3-year financial plans approved by management. Beyond the specifically forecasted period of three years, the Company extrapolates cash flows for the remaining years based on estimated constant growth rates ranging from 1.6 percent to 2.5 percent (2010: 3 percent to 5 percent) depending on management’s understanding of the market in the region in which the unit is based. The anticipated annual revenue growth included in the cash-flow projections has been based on historical experience and expectations of future changes in the market conditions. Market conditions take into account the nature of risk within geographical markets and management’s estimations of change within these markets. These rates do not exceed the average long-term growth rates for the relevant markets.

•	Pre-tax discount rates ranging from 10.8 percent to 15.2 percent (2010: 9.6 percent to 11.6 percent) were applied in determining the recoverable amounts of the units. The discount rates were estimated based on past experience, industry average weighted cost of capital and Group’s industry related beta adjusted to reflect management’s assessment of specific risks related to the unit.

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Average pre-tax discount rates

%	2011	2010
North	11.4	9.6
West & Central	12.5	9.8
Iberia	13.8	9.6
North America & Asia Pacific	11.9	9.6

In general, as was already observed in 2010, the impairment tests for 2011 were to a large extent affected by the global economic slowdown and the continued revenue erosion which significantly reduced the estimated recoverable amounts of the different cash-generating units compared to prior year. In spite of the various recovery actions taken by the Group, the future development is still uncertain, including the development in market prices and demand, cost and efficiency development.

However, the results of the Company’s goodwill impairment test as of December 31, 2011 for each unit did not result in an impairment of goodwill as the value in use exceeded, in each case, the carrying value of the unit.

For North, West & Central and Iberia units, reasonably possible changes in key assumptions (such as discount rates, revenue growth and terminal growth rate) would not trigger any impairment loss to be recognized. For North America & Asia Pacific, the estimated recoverable amount exceeded the carrying value by less than 1 percent. As a consequence, any change in key assumptions, including change in price, volume, cost, discount rate and future capital expenditure would cause the estimated recoverable amounts to decline below carrying value and therefore would trigger an impairment charge in the income statement.

Customer relationships and development costs

Customer relationships mainly consist of intangible assets that were identified during the past acquisitions based on the discounted cash flows expected to be derived from the use and eventual sale of the asset, determined at the date of acquisition. As at December 31, 2011 and December 31, 2010 these assets were tested for impairment. Based on the results of the testing, no impairment is required for both 2011 and 2010.

Development costs consist of amounts identified by management where it is considered that technological and economical feasibility exists, usually determined by reference to the achievement of defined milestones according to an established project management model. These costs relate to development of assets for the use in the Group. The impairment charge of €1,674 thousand relates to the write off of capitalized cost of an internally developed software that is expected to be no longer utilized. As at December 31, 2011 and December 31, 2010 these assets were tested for impairment. Based on the results of the testing, no impairment is required for 2011 (2010: €- thousand).

Note 9	Deferred income tax

The analysis of deferred tax assets and deferred tax liabilities is as follows:

€ 000	2011	2010
Deferred tax assets*	5,088	5,554
Deferred tax liabilities	(5,342)	(6,811)

Deferred tax liabilities-net	(254)	(1,257)

*	The Group is currently evaluating its redomiciliation to Sweden. This project could trigger the forfeiture of €3.2 million of deferred tax assets that would no longer be recoverable.

The gross movements on the deferred income tax are as follows:

€ 000	2011	2010
Opening balance as at January 1	(1,257)	(3,516)
Income statement movement	1,097	2,954
Tax relating to components of other comprehensive income	166	(366)
Exchange differences	(260)	(329)

Closing balance as at December 31	(254)	(1,257)

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting balances within the same tax jurisdictions, is as follows:

Deferred tax assets € 000	Property, plant and equipment	Tax losses	Others	Total
Opening balance as at January 1, 2011	1,172	3,880	502	5,554
Income statement movement	(14)	(555)	103	(466)

Closing balance as at December 31, 2011	1,158	3,325	605	5,088

Opening balance as at January 1, 2010	983	1,552	744	3,279
Income statement movement	189	2,328	75	2,592
Tax relating to components of other comprehensive income	—	—	(317)	(317)

Closing balance as at December 31, 2010	1,172	3,880	502	5,554

Deferred tax liabilities € 000	Property, plant and equipment	Intangible assets	Others	Total
Opening balance as at January 1, 2011	3	4,108	2,700	6,811
Income statement movement	197	(672)	(1,088)	(1,563)
Tax relating to components of other comprehensive income	—	—	(166)	(166)
Exchange differences	—	258	2	260

Closing balance as at December 31, 2011	200	3,694	1,448	5,342

Opening balance as at January 1, 2010	—	4,435	2,360	6,795
Income statement movement	3	(656)	291	(362)
Tax relating to components of other comprehensive income	—	—	49	49
Exchange differences	—	329	—	329

Closing balance as at December 31, 2010	3	4,108	2,700	6,811

Deferred tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profit is probable. The Group did not recognize deferred tax assets of €27,088 thousand (2010: €15,736 thousand) in respect of losses amounting to €93,572 thousand (2010: €55,214 thousand) which do not expire.

No deferred tax liability was recognized in respect of €119,742 thousand (2010: €121,804) of unremitted earnings of subsidiaries because the Group was in a position to control the timing of the reversal of the temporary differences and it was unlikely that such differences would reverse in a foreseeable future.

Note 10	Trade and other receivables

€ 000	2011	2010
Trade receivables	89,220	103,916
Less: provision for impairment of trade receivables	(2,905)	(1,634)

Trade receivables-net	86,315	102,282

Other receivables	18,522	10,012

Total trade and other receivables	104,837	112,294

Of the trade receivables, €18,130 thousand (2010: €23,504 thousand) is from related parties as detailed in note 29. Terms and conditions of these amounts receivable from related parties can be found in note 29.

The carrying value less impairment of trade receivables is assumed to approximate their fair values

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Provision for impairment of trade receivables is as follows:

€ 000	2011	2010
As at January 1	(1,634)	(4,028)
Provision (made)/reversed during the year	(1,271)	2,394

As at 31 December	(2,905)	(1,634)

The following table provides an overview of the ageing of trade receivables:

€ 000	Total	<30 days	30-60 days	60-90 days	90-120 days	>120 days
2011	86,315	80,170	3,561	1,139	1,008	437
2010	102,282	84,304	14,615	1,386	327	1,650

The Group operates in several jurisdictions and payment terms vary upon this, and also vary on a client by client basis. Therefore, based upon the maximum payment terms, trade receivables of €6,145 thousand are past due more than 30 days but not provided for (2010:€ 17,978 thousand). These relates to a number of independent customers for whom there is no recent history of default. Details of credit risk are included in note 4.

Note 11	Prepaid expenses and accrued income

€ 000	2011	2010
Prepaid expenses	8,560	13,590
Accrued income	16,740	5,141

	25,300	18,731

Note 12	Derivative financial instruments

€ 000	2011	2010
Foreign exchange forwards and swaps-held for trading	(272)	1,457
Foreign exchange forwards and swaps-cash flow hedging	—	502

Total	(272)	1,959

a) Forward foreign exchange contracts

In 2010, the Group operated forward currency option contracts in Canada in order to hedge against future cash flows of highly probable sales in US Dollars. From 2011, following the change of the functional currency of the Canadian subsidiary, the Group ceased hedge accounting and therefore changes in fair value of financial instruments are recognized in the consolidated income statement.

There are 2 derivatives outstanding as at December 31, 2011:

•	1 swap EUR/USD with nominal value of USD 4.2 million maturing on March 30, 2012

•	1 forward EUR/NOK with nominal value of NOK 7 million maturing on January 31, 2012

As of December 31, 2010, the following derivatives were outstanding:

•	7 forward sale contracts of USD/CAD maturing between January 31, 2011 and July 29, 2011 for a total amount of 21 million USD.

•	6 forward sale contracts of EUR/SEK maturing between February 23, 2011 and June 30, 2011 for a total amount of 410 million SEK.

•	1 forward sale contract of EUR/PLN maturing on March 31, 2011 for an amount of 3,3 million PLN.

These derivatives are recognized through the consolidated income statement as they are designated as trading instruments and do not qualify for hedge accounting under IAS 39.

The fair value of all derivatives has been calculated using the open market value, being level 2 in the hierarchy of valuation under IAS 39.

(b) Hedge of net investment in foreign entity

In 2010, the Group’s Canadian subsidiary borrowing was designated as a hedge of the net investment.

Note 13	Equity

Authorized capital

Number 000	2011	2010
Class A voting shares of €0.043 nominal value (2010: €0.43 nominal value)	710,000	800,000
Class B non-voting shares of €0.043 nominal value (2010: €0.43 nominal value)	710,000	750,000

Ordinary shares issued and fully paid

	Number 000	Value € 000
Class A shares
As at January 1, 2010	36,648	15,759
Issued for cash in lieu of directors fees	37	16
Adjustment to per share valuation	—	—

As at December 31, 2010	36,685	15,775

As at January 1, 2011	36,685	15,775
Share capital decrease	—	(14,198)
Share capital increase	586,083	25,202

As at December 31, 2011	622,768	26,779

	Number 000	Value € 000
Class B shares
As at January 1, 2010	36,645	15,757
Issued for cash in lieu of directors fees	36	16
Adjustment to fix par value	—	—

As at December 31, 2010	36,681	15,773

As at January 1, 2011	36,681	15,773
Share capital decrease	—	(14,196)
Share capital increase	586,083	25,202

As at December 31, 2011	622,764	26,779

Total as at December 31, 2010	73,366	31,548

Total as at December 31, 2011	1,245,532	53,558

The rights issue conducted by Transcom during December 2011 has resulted in an increase of 1,172,166 thousand shares, of which 586,083 thousand are class A voting shares and 586,083 thousand are class B non-voting shares. The number of voting rights increased in total by 586,083 thousand.

In order to raise the existing share capital of the Company through a rights issue, the Board of Directors approved on 18 October 2011 the proposal to be made to the general meeting of shareholders to divide the existing authorized share capital set at €55,050 thousand into a maximum of 640,000 thousand Class A voting shares and 640,000 thousand Class B non-voting shares, each with a nominal value of €0.043.

The shareholders of the Company resolved in an extraordinary general meeting held on November 21, 2011 to:

•	Reduce the share capital of the Company by €28,393 thousand to €3,154 thousand represented by 36,684 thousand Class A voting shares and 36,682 thousand Class B non-voting shares by way of reduction of the nominal value of each share from €0.43 to €0.043; the amount of €28,393 thousand has been allocated to a non distributable reserve.

•	Create an additional authorized share capital in addition to the issued share capital and the existing authorized share capital set at €55,040 thousand divided into a maximum of 640,000 thousand Class A voting shares and 640,000 thousand Class B non-voting shares, each with a nominal value of €0.043

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As a consequence of the fulfillment of the conditions of subscription and payment,

•	579,132 thousand new Class A and 558,099 thousand Class B shares, each with a nominal value of €0.043 were issued on December 21, 2011

•	6,951 thousand additional new Class A and 27,983 thousand additional new class B shares, each with a nominal value of €0.043 were issued on December 29, 2011.

This resulted in proceeds of €53,882 thousand (net of transaction costs of € 3,427 thousand).

As at December 31, 2011, the share capital amounts to €53,558 thousand.

Share capital

Each Class A share has one vote attached and has the right to receive dividends as shown below. Each Class B share has no voting rights attached and has the right to receive dividends as shown below.

Dividends

Dividends may be paid in Euros or in the Company’s shares or otherwise as the Board may determine in accordance with the provisions of the Luxembourg Companies Act. The Transcom WorldWide Class B Shares are entitled to the greater of (i) a cumulative preferred dividend corresponding to 5 percent of the nominal value of the Class B non voting shares in the Company; and (ii) 2 percent of the overall dividend distributions made in a given year. Any balance of dividends must be paid equally on each Transcom WorldWide Class A and Transcom WorldWide Class B Share.

Nature and purpose of reserves

Legal reserve

In accordance with statutory requirements in Luxembourg, the parent Company must maintain reserves not available for distribution. The parent Company is required under Luxembourg law to transfer 5 percent of its annual net profits to a restricted legal reserve until such reserve amounts to 10 percent of the subscribed share capital. Similar restrictions are applicable for some of the subsidiaries.

Retained earnings

The Luxembourg Companies Act provides that the parent Company’s own earnings, after allocation to its legal reserve and after covering losses for previous years, shall be available for distribution to shareholders.

The shareholders have the authority to declare dividends, upon the recommendation of the Board of Directors, out of retained earnings of the parent Company subject to the Luxembourg Companies Act. The Articles provide the Board of Directors with the general authority to make dividend payments in advance of shareholder approval and to fix the amount and the payment date of any such advance dividend payment. Dividends declared by the Board of Directors are subject to the approval of the shareholders at the next general meeting of shareholders.

Equity-based payment reserve

The equity-based payment reserve is used to record the value of equity-settled payments provided to certain employees, including key management personnel, as part of their remuneration package (note 15).

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of subsidiaries reporting in a non-functional currency.

Cash flow hedge reserve

The cash flow hedge reserve is used to record the effective element of financial instruments, carried at fair value, designated as hedging instruments.

Treasury shares reserve

The treasury shares reserve is used to record purchases of the Company’s own share’s from the market.

Actuarial reserve

The pension reserve is used to record actuarial losses and gains on post employment benefit obligation plans (Note 20).

Note 14	Other reserves

The movement of other reserves during the year was as follows; € 000	Cash flow hedge reserve	Actuarial reserve	Treasury shares reserve	Other non distributable reserve	Total other reserves
Balance as at January 1, 2010	232	—	—	—	232
Other comprehensive income, net of tax	104	(212)	—	—	(108)

Total comprehensive income for the year	104	(212)	—	—	(108)

Transactions with owners
Purchase of treasury shares	—	—	(86)	—	(86)

Total transactions with owners	—	—	(86)	—	(86)

Balance as at December 31, 2010	336	(212)	(86)	—	38

€ 000	Cash flow hedge reserve	Actuarial reserve	Treasury shares reserve	Other non distributable reserve	Total other reserves
Balance as at January 1, 2011	336	(212)	(86)	—	38
Other comprehensive income, net of tax	(336)	251	—	—	(85)

Total comprehensive income for the year	(336)	251	—	—	(85)

Transactions with owners
Share capital decrease	—	—	—	28,393	28,393
Purchase of treasury shares	—	—	(48)	—	(48)

Total transactions with owners	—	—	(48)	28,393	28,345

Balance as at December 31, 2011	—	39	(134)	28,393	28,298

Note 15	Share-based payments

Share option agreement

In 2006, the Company granted options to key management employees and executive officers of the Company to purchase shares in the Company. The options were granted for a fixed number of shares and at a fixed exercise price that was equal to the estimated fair market value on the date of grant. Each option vests in three equal parts: the first after one year, the second after two years and the third after three years. These share options vested on June 30, 2007, June 30, 2008 and June 30, 2009, and can be exercised up to June 30, 2012. The share options have been valued at the start date of the plan and in accordance with IFRS have not been re-valued as no significant changes to the contents or rules of the plan have been made. The value of the plan has been apportioned equally over the total period of the plan and provisions were made as necessary through the income statement. The expense recognized in the consolidated income statement for share options was nil at December 31, 2011 (2010: €- thousand).

As of December 31, 2011 the number of share options outstanding amounted to 537,000 (2010: 537,000) at a weighted average exercise price of 6.53 (2010: €6.53), and remaining exercise period of 6 months. No shares were granted, exercised, forfeited or cancelled during the year (2010: nil).

Long-term incentive plan 2010 (“2010 LTIP”)

In May 2010, at the Annual General Meeting, the 2010 LTIP was approved. This plan consists of two elements, a performance share plan (“performance element”) and a matching share award plan (“loyalty element”). This LTIP was granted to Transcom’s executives and the grant date was determined to be July 1, 2010.

The shares awarded under the performance element vest over a three year period, subject to market conditions based on the “total shareholder return”, and performance conditions related to Transcom’s EBITDA and earnings per share. The achievement of a certain level of each condition, measured at each vesting date, yields a specific percentage of shares awarded to each employee at the grant date. For the 2010 LTIP, the shares granted vest 15 percent on December 31, 2010, 20 percent on December 31, 2011 and 65 percent on December 31, 2012.

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57

The loyalty element requires eligible employees to invest a certain percentage of their salary in shares of the Company on the market in order to receive potential matching shares. The shares awarded under this plan vest at the end of a three year period.

The value of the plan is apportioned equally over the total period of the plan and charged as necessary through the income statement. The expense recognized in the consolidated income statement as at December 31, 2010 with respect to 2010 LTIP amounted to €342 thousand. At December 31, 2011, due to the performance of Transcom, no award vested for 2011 and the likelihood of any award vesting in 2011–2013 has been assessed as unlikely. As a consequence, the share option reserve of 342 thousand EUR related to the 2010 LTIP has been fully reversed through the income statement as of December 31, 2011.

Long-term incentive plan 2011 (“2011 LTIP”)

In May 2011, at the Annual General Meeting, the 2011 LTIP was approved. This plan is similar to the 2010 LTIP and consists of two elements, a performance share plan (“performance element”) and a matching share award plan (“loyalty element”). This LTIP was granted to Transcom’s executives and the grant date was determined to be January 1, 2011.

The shares awarded under the performance element vest over a three year period, subject to market conditions based on the “total shareholder return”, and performance conditions related to Transcom’s EBITDA and earnings per share. The achievement of a certain level of each condition, measured at each vesting date, yields a specific percentage of shares awarded to each employee at the grant date. For the 2011 LTIP, the shares granted vest 15 percent on December 31, 2011, 20 percent on December 31, 2012 and 65 percent on December 31, 2013.

The loyalty element requires eligible employees to invest a certain percentage of their salary in shares of the Company on the market in order to receive potential matching shares. The shares awarded under this plan vest at the end of a three year period.

The value of the plan is apportioned equally over the total period of the plan and charged as necessary through the income statement. At December 31, 2011, as a consequence of the performance of Transcom, the likelihood of any award vesting in 2012–2014 has been assessed as unlikely. As a consequence, the share option reserve related to the 2011 LTIP is nil.

	2010			2011
€ 000	Matching share award plan	Performance shares	Total LTIP	Matching share award plan	Performance shares	Total LTIP
Maximum share awards at grant date	33,767	873,661	907,428	—	—	907,428
Revision for expectations in respect of performance conditions	—	(131,049)	(131,049)	—	—	(131,049)

Share awards expected to vest 31.12.2010	33,767	742,612	776,379	—	—	776,379

Maximum share awards at grant date	—	—	—	41,929	1,085,403	1,127,332
Revision for expectations in respect of performance conditions	(33,767)	(742,612)	(776,379)	(41,929)	(1,085,403)	(1,903,711)

Share awards expected to vest at 31.12.2011	—	—	—	—	—	—

Note 16	Dividends paid and proposed

	€2011	2010
Declared and paid during the year (thousands)	69	158
Dividend per share	0.0022	0.0043

On 25 May 2011, further to the proposal of the Board of Director’s, the Annual General Meeting approved the preferred cumulative dividend in relation to year 2010 in the amount of €0.0022 per share to Class B Transcom shareholders in accordance with article 21 of the Company’s Article of Association.

Note 17	Borrowings

	2011		2010
	Local currency (000)	€ 000	Local currency (000)	€ 000
Euro	50,000	50,000	96,000	96,000
Canadian dollar	—	—	30,000	22,462
US Dollar	22,000	17,003	—	—
Transaction costs	—	(1,717)	—	—

		65,286		118,462

As at December 31, 2010, the Company had a revolving variable credit rate facility agreement for an amount of €200 million divided into tranche A and tranche B. The interest rates were based on IBOR for non-Euro drawings and EURIBOR for Euro drawings plus margins ranging from 0.30 percent to 0.75 percent for tranche A and 0.70 percent to 1.15 percent for tranche B. The facility was due to expire on April12, 2012. The facility was multi-currency with elements denominated in Euros. The Company was committed under this agreement to maintaining a number of covenants requiring certain financial ratios to be maintained within agreed limits in order to provide sufficient security to the lender. There was no breach of this covenant during the year.

In April 2011, the amounts drawn down on the CAD facility was repaid and a new loan was drawn in USD.

On December 30, 2011, the Company repaid the old revolving variable credit rate facility and entered into a new 3 year syndicated credit facility for an amount of €125 million divided into a € 50 million term loan and a € 75 million revolving credit facility. The interest rates are based on IBOR for non-Euro drawings and EURIBOR for Euro drawings plus margins which may vary based on the Transcom’s Consolidated Net Debt to Consolidated EBITDA ratio at the end of each quarter. The facility is due to expire on October 18, 2014. The facility is multi-currency with elements denominated in Euros. The Company is committed under this agreement to maintaining a number of covenants requiring certain financial ratios to be maintained within agreed limits in order to provide sufficient security to the lenders. There was no breach of these covenants during the year. The loan is unsecured.

As of December 31, 2011, an amount of €50 million and USD 22 million was drawn (December 31, 2010: €96million and CAD 30.0 million). The table above shows the drawn amounts in each of the currencies utilized by the Group.

An unused amount of €44 million on the revolving borrowing facility exists at December 31, 2011 (December 31, 2010: €81.5 million).

The fair value of borrowings equals their carrying amount, as the interest rates are based on market rates.

The exposure of the Group’s borrowings to interest rate changes and the contractual repricing dates at the end of the reporting period is as follows:

€ 000	2011	2010
6 months or less	67,003	92,462
6–12 months	—	26,000
1–5 years	—	—
Over 5 years	—	—

	67,003	118,462

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Note 18	Leases

Operating leases

Operating lease rentals amounting to €26,877 thousand (2010: €30,265 thousand) relating to the lease of office building and equipment respectively, are included in the income statement. In 2011, €19,786 thousand (2010: €21,752 thousand) was paid for rent related to non-cancellable leases. Generally, the Group’s lease contracts require deposits and certain provisions for inflation-indexed rental increases. Future payments for rent on non-cancellable leases for premises at December 31, 2011 are as follows:

€ 000	2011 Premises	2010 Premises
Not later than 1 year	25,651	20,619
Later than 1 year and no later than 5 years	51,124	42,631
Later than 5 years	787	8,261

Total	77,562	71,511

Finance leases

Property, plant and equipment (note 7) includes the following amounts where the Group is a lessee under a finance lease:

€ 000	2011	2010
Cost – capitalized finance leases	428	—
Accumulated depreciation	(100)	—

Net book amount	328	—

Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

€ 000	2011	2010
Gross finance lease liabilities – minimum lease payments:
12 months or less	168	—
1–5 years	171	—
Over 5 years	—	—

	339	—

Future finance charges on finance leases	(24)	—

Present value of finance lease liabilities	315	—

The present value of finance lease liabilities is as follows:

€ 000	2011	2010
12 months or less	152	—
1–5 years	163	—
Over 5 years	—	—

Present value of finance lease liabilities	315	—

Note 19	Provisions for other liabilities and charges

€ 000	Onerous contracts	Legal claims*	Restructuring	Others	Total
Opening balance as at January 1, 2011	9,354	2,308	—	1,340	13,002
Charged/(credited) to the income statement:
– Additional provisions	10,255	16,267	9,482	2,001	38,005
– Used during the period	(7,400)	—	(2,613)	—	(10,013)

Closing balance as at December 31, 2011	12,209	18,575	6,869	3,341	40,994

€ 000	Onerous contracts	Legal claims*	Restructuring	Others	Total
Opening balance as at January 1, 2010	—	1,500	—	—	1,500
Charged/(credited) to the income statement:
– Additional provisions	9,354	808	—	1,340	11,502

Closing balance as at December 31, 2010	9,354	2,308	—	1,340	13,002

*	Refer to note 28

Analysis of total provisions

€ 000	2011	2010
Non-current	18,081	5,117
Current	22,913	7,885

Total	40,994	13,002

(a) Onerous contracts

This amount represents a provision with respect to onerous contracts related to the sale of 2 sites in France (note 6) as well as provision for onerous contracts related to the restructuring program described in note 6. The amount which is not expected to be paid within the next 12 months has been classified as non-current liabilities.

(b) Legal claims

This amount represents a provision with respect to legal claims brought against the Group by tax authorities with respect to transfer pricing, withholding tax, direct tax, or VAT. In the light of the information currently available the Group believes that its positions with respect to all open tax audits are robust and supportable and that the provision is appropriate.

(c) Restructuring and others

Please refer to note 6 for further details.

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59

Note 20	Employee benefit obligations

The Group has employee benefit schemes in Italy and Norway in relation to termination indemnity and defined benefit pensions. A full actuarial valuation was carried out to December 31, 2011 by a qualified, independent actuary.

Reconciliation to the statement of financial position

	31/12/11		31/12/10		31/12/09
	Long term rate of return expected %	Value € 000	Long term rate of return expected %	Value € 000	Long term rate of return expected %	Value € 000
Italy	—	—	—	—	—	—
Norway	4.8	927	4.6	837	5.6	693

Total market value of assets	—	927	—	837	—	693

Italy	—	(1,967)	—	(2,285)	—	(2,390)
Norway	—	(1,374)	—	(1,256)	—	(1,070)

Present value of scheme liabilities	—	(3,341)	—	(3,541)	—	(3,460)

Italy	—	1,967	—	2,285	—	2,390
Norway	—	447	—	419	—	377

Deficit in the scheme	—	2,414	—	2,704	—	2,767

Italy	—	—	—	—	—	—
Norway	—	—	—	—	—	134
Unrecognized actuarial movements	—	—	—	—	—	134

Italy	—	1,967	—	2,285	—	2,390

Norway	—	447	—	419	—	511

Net scheme liability	—	2,414	—	2,704	—	2,901

Analysis of the amount charged to operating profit

	2011			2010
€ 000	Italy	Norway	Total	Italy	Norway	Total
Current service cost	—	179	179	—	178	178
Actuarial movements	—	—	—	—	—	—
Settlements	—	—	—	—	(74)	(74)

Total operating charge	—	179	179	—	104	104

Analysis of the amount credited to other finance costs

	2011			2010
€ 000	Italy	Norway	Total	Italy	Norway	Total
Expected return on pension scheme assets	—	(10)	(10)	—	(17)	(17)
Interest on pension scheme liabilities	98	40	138	96	50	146

Net expense	98	30	128	96	33	129

The major assumptions used by the actuary for the calculation of the defined benefit pension scheme were:

	Italy			Norway
%	At 31/12/11	At 31/12/10	At 31/12/09	At 31/12/11	At 31/12/10	At 31/12/09
Rate of increase in salaries	2.00	2.00	2.00	4.00	4.00	4.25
Rate of increase in pensions in payment	2.00	2.00	2.00	0.70	0.50	1.30
Discount rate	5.70	4.27	6.14	3.30	3.20	4.40

The expected return on plan assets is equal to the weighted average return appropriate to each class of asset within the schemes. The return attributed to each class has been reached following discussions with the Group’s actuaries.

Assumptions regarding future mortality experience are set based on advice in accordance with published statistics and experience in each territory.

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Amount recognized in the statement of financial position – movement in deficit during the year

	2011			2010
€ 000	Italy	Norway	Total	Italy	Norway	Total
Deficit in scheme at beginning of the year	2,285	419	2,704	2,390	511	2,901

Movement in year:
Current service cost and settlements	—	179	179	—	104	104
Interest cost	98	40	138	96	50	146
Contributions	—	(155)	(155)	—	(146)	(146)
Other finance income	—	(10)	(10)	—	(17)	(17)
Actuarial (gains)/ losses	(244)	(7)	(251)	210	2	212
Benefits paid	(172)	—	(172)	(411)	(85)	(496)
Foreign exchange difference	—	(19)	(19)	—	—	—

Deficit in scheme at end of the year	1,967	447	2,414	2,285	419	2,704

The Italian scheme actuarial valuation at December 31, 2011 showed a decrease in the deficit from €2,285 thousand to €1,967 thousand.

The Norway scheme actuarial valuation at December 31, 2011 showed an increase in the deficit from €419 thousand to €447 thousand. Contributions amounted to €155 thousand, 1.39 percent of pensionable pay (2010: €146 thousand, 1.39 percent of pensionable pay). It has been agreed that contributions will remain at that level.

History of experience gains and losses – Norway scheme

	2011	2010	2009
Difference between the expected and actual return on scheme assets
- amount (€ 000)	2.2	1	(31)
- percentage of scheme assets	0.1	0.1	(5.6)

Experience gains and losses on scheme liabilities
- amount (€ 000)	(89)	127	274
- percentage of the present value of the scheme liabilities	6.5	10.1	29.4

Note 21	Government grants

€ 000	2011	2010
Opening balance as at January 1	917	1,987
Income statement charge	(931)	(2,722)
Received during the year	240	1,652

Closing balance as at December 31	226	917

Analysis of government grants

€ 000	2011	2010
Non-current government grants	147	917
Current government grants	79	—

Total government grants	226	917

Government grants

Since 2001, Transcom has received grants from local governments for having engaged a certain number of employees. As per agreements with local authorities, the grants received may be subject to repayment if Transcom does not keep for a certain period of time (from one year to six years depending on the country) the employees covered by the grant. Transcom will therefore recognize in its accounts the income during the period for which the employees must be kept within the Company (credited to cost of sales).

There were no other contingencies or unfulfilled conditions relating to government grants which existed during the current accounting period that have not been disclosed in the accounts.

Note 22	Trade and other payables

€ 000	2011	2010
Trade payables	21,637	13,967
Other payables	19,905	21,033
Accrued expenses and prepaid income	53,966	20,095

	95,508	55,095

Of the trade payables, €171 thousand (2010: €54 thousand) is to related parties as detailed in note 29. Terms and conditions of these amounts payable to related parties can be found in note 29.

In 2010, of the other payables, €7,641 thousand and of the accrued expenses and prepaid income, €750 thousand was related to the intended disposal of 2 French sites, as explained in Note 6.

Note 23	Other expenses

Of the other expenses, €12,071 thousand is related to non-recurring costs related to restructuring as explained in Note 6. In 2010 €13,119 thousand was related to the impact of the intended disposals of 2 French sites, as explained in Note 6. €2,819 thousand (2010: €2,870 thousand) relates to amortization of intangible assets and the rest of the balance in the amount of €1,088 (2010: €- thousand) relates to other operating charges.

Note 24	Salaries and employee pensions

Salaries, other remuneration and social security charges

Salaries, other remuneration and social security charges were as follows:

	2011		2010
€ 000	Board of Directors and senior management	Other employees	Board of Directors and senior management	Other employees
Salaries and other remuneration	4,031	362,650	3,075	312,158
Social security charges	733	58,442	323	56,574
Pension expenses	144	7,384	46	5,041

The following amounts of salaries are included in cost of sales, selling expenses and administrative expenses respectively: €395,188 thousand, €3,848 thousand, €34,348 thousand (December 31, 2010 was €341,844 thousand, €3,700 thousand, €31,673 thousand).

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Directors’ remuneration

The President and Chief Executive Officer, Johan Eriksson, who was appointed on November 18, 2011, received salary and remuneration of €56 thousand since his appointment. The previous President and Chief Executive Officer Pablo Sánchez-Lozano, received salary and remuneration of €1,032 thousand in the year (2010: €425 thousand). The Chairman of the Board, Mr William Walker, received €95 thousand as Board fees (2010: €90 thousand), and the other members of the Board received a total of €272 thousand as Board fees (2010: €240 thousand). The Board fees are determined by the Annual General Meeting, compensation of the President and Chief Executive Officer is determined by the Board, compensation of senior management is determined by the Board in conjunction with the President and Chief Executive Officer.

Note 25	Finance income and costs

€ 000	2011	2010
Finance income
Interest received on bank deposits	—	295
Foreign exchange, net	1,393	2,845

	1,393	3,140

Finance expense
Interest payable on bank borrowings	3,495	2,176
Other financing costs	866	56

	4,361	2,232

Note 26	Income tax expense

€ 000	2011	2010
Current income tax on profits for the year	(5,368)	(7,555)
Adjustments in respects of prior years*	(14,079)	2,207

Total current income tax	(19,447)	(5,348)

Current year origination and reversal of temporary differences	638	911
Adjustment in respects of previous periods	459	2,043

Total deferred income tax	1,097	2,954

Income tax expense	(18,350)	(2,394)

*	This amount mainly represents a provision with respect to legal claims brought against the Group by tax authorities in one EU jurisdiction.

Effective tax rate

A reconciliation of the statutory tax rate to the Company’s effective tax rate applicable to income from continuous operations was:

	2011		2010
	€ 000%		€ 000%
Loss before tax	(31,243)		(5,684)

Statutory tax (expenses)/benefit tax rate in Luxembourg	9,232	(29.5)	1,620	(28.5)
Foreign tax rate differential	5,305	(17.0)	2,993	(52.7)
Losses for which no tax benefit is recognized	(11,246)	36.0	(8,473)	149.1
Losses utilized for which no DTA were previously recognized	258	(0.8)	581	(10.2)
Adjustments in respect of prior years	(13,619)	43.6	4,250	(74.8)
Expenses not allowable for tax purposes	(14,260)	45.6	(6,988)	122.9
Income not taxable for tax purposes	6,590	(21.1)	3,623	(63.7)
Other	(610)	2,0	—	—

Total tax charge	(18,350)	58,8	(2,394)	42.1

Note 27	Earnings per share

Basic earnings per share amounts were calculated by dividing loss for the year attributable to owners of the parent by the weighted average number of shares in issue during the year.

	2011	2010
Loss for the year attributable to owners of the parent (€ 000)	(49,593)	(8,078)
Weighted average number of shares in issue during the year (000)	79,790	73,333
Basic earnings per share (€)	(0.62)	(0.11)

Diluted earnings per share amounts were calculated by dividing loss for the year attributable to owners of the parent by the weighted average number of shares in issue during the year adjusted for outstanding share options of 537 thousand (2010: 537 thousand).

	2011	2010
Loss for the year attributable to owners of the parent (€ 000)	(49,593)	(8,078)
Weighted average number of shares in issue during the year adjusted for outstanding stock options (000)	80,327	73,870
Diluted earnings per share (€)	(0.62)	(0.11)

During 2011, there were 39,896 thousand weighted average Class A Shares and 39,894 thousand weighted average Class B shares in issue (2010: 36,670 thousand Class A shares, 36,663 Class B shares).

There are no subsequent events which could have an impact on the basic earnings per share or the diluted earnings per share.

Note 28	Contingencies

The Group has contingent liabilities related to litigations and legal claims arising in the ordinary course of business.

The integrated worldwide nature of Transcom’s operations involves a significant level of intra-group transactions which can give rise to complexity and delays in agreeing the Group’s tax position with the various tax authorities in the jurisdictions in which the Group operates. The Group occasionally faces tax audits which, in some cases, result in disputes with tax authorities. During these tax audits, local tax authorities may question or challenge the Group’s tax positions (in such matters as transfer pricing, withholding tax, direct tax or VAT). Disputes with tax authorities can lead to litigations in front of several courts resulting in lengthy legal proceedings.

As of December 31, 2011, there are ongoing tax audits in the Philippines, Canada, Germany, Switzerland, France, Denmark, Italy and Lithuania. Some of these tax enquiries have resulted in re-assessments, while others are still at an early stage and no re-assessment has yet been raised. Management is required to make estimates and judgments about the ultimate outcome of these investigations or litigations in determining legal provisions. Final claims or court rulings, may differ from management estimates.

The Group has provided €18,575 thousand (note 19) in relation to tax risks for which management believes it is probable that there will be cash outflows in relation to these tax risks. In addition, based on its analysis, its risk assessment as well as ongoing tax audits in certain jurisdictions referred to above, management estimated additional possible tax exposure of approximately €15,000 thousand, which has not been provided for, but rather, are subject of this disclosure. Management believes it has strong arguments to defend against such claims and therefore estimates that the likelihood of cash outflows for these risks is less than probable.

€ 000	December 31, 2011
Tax risks estimated with probable cash outflows and therefore provided for (note 19)	18,575
Tax risks estimated with less than probable cash outflows and therefore not provided for	15,000

Total tax exposure estimated by management	33,575

Tax risks estimated with less than probable cash outflows and therefore not provided for in the amount of approximately €15 million consist of €11.7 million related to a withholding tax dispute in one EU jurisdiction and approximately €3.3 million related to other ongoing tax disputes in other EU jurisdictions.

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Note 29	Related party transactions

Investment AB Kinnevik and subsidiaries are significant shareholders of the Group as well as Tele2 group, MTG group, accordingly, these companies have been regarded as related parties to the group. Business relations between Transcom WorldWide and all closely related parties are subject to commercial terms and conditions.

The Group provided customer service functions for certain Tele2 group companies in exchange for service fees determined on an arm’s length basis. The Group’s sales revenue from the Tele2 companies amounted to €93,541 thousand in 2011 (2010: €101,994 thousand). Sales revenue mainly relate to customer help lines and other CRM services.

Operating expenses, mainly for telephone services and switch, paid to Tele2 group companies amounted to €514 thousand in 2011 (2010: €1,426 thousand). The Company rents premises from Tele2 group companies under sub-lease agreements on the same commercial terms provided to Tele 2.

The group’s receivables from and liabilities to Tele2 group companies at December 31, 2011 and 2010 were as follows:

€ 000	2011	2010
Trade and other receivables	17,110	21,377
Trade and other payables	(171)	(54)

Net receivable	16,939	21,323

The Group provided customer service functions for certain MTG group companies in exchange for service fees determined on an arm’s length basis. The Transcom WorldWide Group’s sales revenue from the MTG group companies amounted to €7,814 thousand in 2011 (2010: €11,429 thousand). Sales revenue mainly relate to customer help lines.

Operating expenses paid to MTG group companies amounted to €19 thousand in 2011 (2010: €- thousand).

The Group’s receivables from MTG Group companies were €1,020 thousand at December 31, 2011 (2010: €2,127 thousand).

Note 30	Audit fees

For the financial year ended December 31, 2011 and December 31, 2010 the approved statutory auditor, and as the case may be affiliated companies of the auditor, billed fees to the Group in relation with the following services:

€ 000	2011	2010
Audit of the statutory and consolidated accounts	680	730
Interim review	70	70
Other audit related fees	255	24

Total	1,005	824

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Note 31	Investment in subsidiaries

Subsidiary	Country of incorporation	2011 Capital/voting interest (%)	2010 Capital/voting interest (%)
Transcom WorldWide (Australia) Pty Ltd	Australia	100	100
IS Forderunsmanagement GmbH	Austria	100	100
IS Inkasso Service GmbH	Austria	100	100
Transcom WorldWide Forderungsmanagement GmbH	Austria	100	100
Transcom WorldWide GmbH	Austria	100	100
Transcom WorldWide Belgium SA	Belgium	100	100
Transcom WorldWide (North America) Inc. (formerly The NuComm Corporation)*	Canada	100	100
Transcom International Solutions Inc. (formerly NuComm Global Solutions Inc)	Canada	100	100
Transcom Insurance Agency Inc. (formerly NuComm Insurance Agency Inc)	Canada	100	100
Transcom WorldWide Canada Inc	Canada	100	100
Transcom WorldWide Chile Limitada	Chile	100	100
IS Inkasso Servis d.o.o.	Croatia	100	100
Transcom WorldWide d.o.o.	Croatia	100	100
Transcom WorldWide Czech Republic s.r.o.	Czech Republic	100	100
Transcom CMS AS	Denmark	100	100
Transcom Denmark A/S	Denmark	100	100
Transcom Eesti OÜ	Estonia	100	100
Transcom Finland OY	Finland	100	100
TMK WorldWide SAS	France	100	100
Transcom WorldWide France SAS	France	100	100
CIS International GmbH	Germany	100	100
IK Transcom Europe GmbH	Germany	100	100
Transcom CMS Forderungsmanagement GmbH	Germany	100	100
Transcom WorldWide GmbH	Germany	100	100
Transcom WorldWide Hong Kong Ltd	Hong Kong	100	100
CEE Holding KFt	Hungary	100	100
Transcom Hungary KFT	Hungary	100	100
Transcom WorldWide Spa	Italy	100	100
SIA Transcom WorldWide Latvia	Latvia	100	100
Transcom WorldWide Vilnius UAB	Lithuania	100	100
Transcom Europe Holdings BV	The Netherlands	100	100
Transcom WorldWide BV	The Netherlands	100	100
CIS Concept AS	Norway	100	100
Ergo Inkasso AS	Norway	100	100
Transcom AS	Norway	100	100
Transcom Financial Services AS (formerly Transcom Credit Management Services AS)	Norway	100	100
Transcom Norge AS	Norway	100	100
Transcom Worldwide Peru SAC	Peru	100	—
NuComm International Philippines Inc. (under dissolution)	Philippines	100	100

*	During the year 2010, FCC Holdings Limited, Federal Credit & Consulting Corporation, NuComm Credit Services Inc., NuComm Marketing Inc., and NuVoxx Inc., all 100% held Canadian based subsidiaries, were merged into Transcom WorldWide (North America) Inc. (formerly The NuComm Corporation).

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Note 31	Investment in subsidiaries (continued)

Subsidiary	Country of incorporation	2011 Capital/voting interest (%)	2010 Capital/voting interest (%)
Transcom WorldWide Philippines Inc	Philippines	100	100
Transcom WorldWide CMS Poland Sp. z o.o.	Poland	100	100
Kancelaria PrawnaTranscom S. K.	Poland	100	100
Transcom WorldWide Poland Sp. z o.o.	Poland	100	100
TWW servicos de Helpline e de Atendimento Telefonico Lda	Portugal	100	100
Transcom WorldWide Slovakia s.r.o.	Slovakia	100	100
Transcom WorldWide Spain S.L.U.	Spain	100	100
Stockholms Tolkförmedling AB	Sweden	100	100
Tolk och Språktjänst i Östergötland AB	Sweden	100	100
Transcom AB	Sweden	100	100
Transcom Credit Management Services AB	Sweden	100	100
Transvoice AB	Sweden	99	99
Is Inkasso Service GmbH	Switzerland	100	100
Transcom WorldWide AG	Switzerland	100	100
Transcom WorldWideTunisie SARL	Tunisia	100	100
TWW Gagri Merkezi Servisleri Limited Sirketi (liquidated)	Turkey	100	100
Credit & Business Services Limited (dissolved during the year)	United Kingdom	100	100
Top Up Mortgages Ltd	United Kingdom	100	100
Transcom WorldWide (UK) Limited	United Kingdom	100	100
Newman & Company Limited	United Kingdom	100	100
Cloud 10 Corp	United States	100	100
Transcom WorldWide (US) Inc.	United States	100	100

Transcom Annual Report and Accounts 2011

Independent auditor’s report	65

To the Shareholders of

Transcom WorldWide S.A.

45, rue des Scillas

L-2529 Howald

Luxembourg

Report on the consolidated financial statements

Following our appointment by the General Meeting of the Shareholders dated 25 May 2011, we have audited the accompanying consolidated financial statements of Transcom WorldWide S.A., which comprise the consolidated statement of financial position as at 31 December 2011, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Board of Directors’ responsibility for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and for such internal control as the Board of Directors determines is necessary to enable the preparation and presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Responsibility of the “réviseur d’entreprises agréé”

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the judgement of the “réviseur d’entreprises agréé”, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the “réviseur d’entreprises agréé” considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Transcom WorldWide S.A. as of 31 December 2011, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

Report on other legal and regulatory requirements

The management report, which is the responsibility of the Board of Directors, is consistent with the consolidated financial statements.

ERNST & YOUNG

Société Anonyme

Cabinet de révision agréé

Olivier Lemaire

Luxembourg, 6 February 2012

Transcom Annual Report and Accounts 2011